Exhibit 99.1

Precision Drilling Corporation For the fiscal year ended December 31, 2018

2018 Annual Information Form March 5, 2019

Contents

		2	Important Information About This Document

		4	About Precision
Precision Annual Information Form			4 5	Corporate Governance Corporate Structure
			6	Recent Developments and Three-Year History

		9	Our Business
			9	Business Segments Overview
			11	Contract Drilling Services
			13	Completion and Production Services
			15	Corporate Responsibility

		21	Capital Structure
			21	Common Shares
			24	Preferred Shares
			25	Material Debt
		30	Risks in Our Business
		40	Material Interests, Experts and Material Contracts
	Precision Drilling Corporation 2018	41	Legal Proceedings and Regulatory Actions
		42	Governance
			42	Board of Directors
			44	Audit Committee
			46	Executive Officers
		47	Other Information
			47	Management’s Discussion and Analysis
			47	Transfer Agent and Registrar
			47	Additional Information About Precision

		48	Appendix
			48	Audit Committee Charter

Precision Drilling Corporation 2018 Annual Information Form	1

IMPORTANT INFORMATION ABOUT THIS DOCUMENT

Throughout this annual information form (AIF), the terms, we, us, our, Corporation, Precision and Precision Drilling mean Precision Drilling Corporation and, where indicated, all our consolidated subsidiaries and any partnerships that we and/or our subsidiaries are part of.

Information in this AIF is as of December 31, 2018 unless specified otherwise. All amounts are in Canadian dollars unless specified otherwise.

Cautionary Statement ABOUT FORWARD-LOOKING INFORMATION and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this AIF, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this AIF include, but are not limited to, the following:

▪	our outlook on oil and natural gas prices
▪	our expectations about drilling activity in North America and the demand for Tier 1 rigs
▪	our capital expenditure plans for 2019, and
▪	our ability to remain compliant with our senior secured credit facility financial debt covenants.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪	our ability to react to customer spending plans as a result of changes in oil and natural gas prices
▪	the status of current negotiations with our customers and vendors
▪	customer focus on safety performance
▪	existing term contracts are neither renewed or terminated prematurely
▪	continued market demand for drilling rigs
▪	our ability to deliver rigs to customers on a timely basis
▪	the general stability of the economic and political environment in the jurisdictions we operate in, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas
▪	fluctuations in the level of oil and natural gas exploration and development activities
▪	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪	liquidity of the capital markets to fund customer drilling programs
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪	the impact of weather and seasonal conditions on operations and facilities
▪	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	ability to improve our rig technology to improve drilling efficiency
▪	general economic, market or business conditions
▪	the availability of qualified personnel and management
▪	a decline in our safety performance which could result in lower demand for our services
▪

changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas

▪	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in this AIF under Risks in Our Business, starting on

2	Precision Drilling Corporation 2018 Annual Information Form

page 30 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR (www.sedar.com) or in our profile on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this AIF are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this AIF are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

About Registered Trademarks

We own registered trademarks, service marks and trade names that we use in our business including, but not limited to, Precision Drilling Corporation, Precision Drilling, PD logo and design, Grey Wolf, Super Series, Precision Super Single and Super Triple.

Although the trademarks, service marks and trade names referred to in this AIF or the documents incorporated by reference may be listed without the ®, SM and TM symbols for convenience, we will assert our rights to them to the fullest extent under the law.

Precision Drilling Corporation 2018 Annual Information Form	3

ABOUT PRECISION

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are a large services company with broad geographic scope in North America. We also have operations in the Middle East.

From our founding as a private drilling contractor in the 1950s, Precision has grown to become one of the most active drillers in North America. Our competitive advantage is underpinned by five distinguishing features:

▪	a competitive operating model that drives efficiency, quality and cost discipline
▪	a culture focused on safety and performance
▪	size and scale of operations that provide higher margins and better service capabilities
▪	high quality standardized equipment and control systems with process automation control and advanced digital backbone systems to deliver efficient, consistent and safe drilling services, and
▪	a capital structure that provides long-term stability, flexibility and liquidity that allows us to take advantage of business cycle opportunities.

CORPORATE GOVERNANCE

In 2018, we refreshed our focus on corporate responsibility by leveraging our long history of strong corporate governance and maintaining an unwavering focus on responsibly growing our business. With the support and oversight of our Board of Directors (Board), we are expanding our efforts to provide our stakeholders with a more cohesive understanding of how we govern Environmental, Social and Governance (ESG) matters.

At Precision, we believe that a transparent culture of corporate governance and ethical behaviour in decision-making is fundamental to the way we do business.

We have a diverse and experienced Board. Our directors have a history of achievement and an effective mix of skills, knowledge and business experience. The directors oversee the conduct of our business, provide oversight in support of future operations and monitor regulatory developments and governance best practices in Canada and the U.S. Our Board also reviews our governance charters, guidelines, policies and procedures to make sure they are appropriate and that we maintain high governance standards.

Our Board has established three standing committees, comprised of independent directors, to help it carry out its responsibilities effectively:

▪	Audit Committee
▪	Corporate Governance, Nominating and Risk Committee, and
▪	Human Resources and Compensation Committee.

The Board may also create special ad hoc committees from time to time to deal with important matters that arise.

4	Precision Drilling Corporation 2018 Annual Information Form

CORPORATE STRUCTURE

Precision was formed by amalgamation under the Business Corporations Act (Alberta). We previously operated as an income trust, known as Precision Drilling Trust, and converted to a corporate entity on June 1, 2010, under a statutory plan of arrangement.

On March 8, 2013, we repealed our old by-laws and adopted new by-laws to provide for, among other things, an advance notice requirement for Precision shareholders nominating directors for election to the Board and an increase in the quorum requirement for our shareholder meetings to 25% from 5%. The amendments were confirmed by our shareholders on May 8, 2013.

You can find more information about our approach to governance in our management information circular, available on our website (www.precisiondrilling.com).

Our common shares trade on the Toronto Stock Exchange (TSX), under the symbol PD, and on the New York Stock Exchange (NYSE), under the symbol PDS.

Our principal corporate and registered office is at:

Suite 800, 525 – 8th Avenue SW Calgary, Alberta Canada T2P 1G1	Phone: 403.716.4500 Fax: 403.264.0251 Email: info@precisiondrilling.com Website: www.precisiondrilling.com

The chart below shows our organizational structure and material subsidiaries or partnerships, including the jurisdiction where each was incorporated, formed or continued and whether we hold the voting securities directly or indirectly. For simplification, non-material subsidiaries are excluded.

Precision Drilling Corporation

Precision Drilling	Precision Limited	Precision	Precision	Precision Drilling	Grey Wolf Drilling	Grey Wolf Drilling
Canada Limited	Partnership	Diversified Oilfield	Directional	(US) Corporation	Limited	(Barbados) Ltd.
Partnership	(Alberta)	Services Corp.	Services Ltd.	(Texas)	(Barbados)	(Barbados)
(Alberta)	(100% voting	(Alberta)	(Alberta)	(100% voting	(100% voting	(100% voting
(100% voting	securities held	(100% voting	(100% voting	securities held	securities held	securities held
securities held	directly and	securities held	securities held	directly)	directly)	directly)
directly and	indirectly)	directly)	directly)
indirectly)

			Precision	Precision Drilling	Precision
			Directional	Holdings	Completion &
			Services, Inc.	Company	Production
			(Texas)	(Nevada)	Services Ltd.
			(100% voting	(100% voting	(Delaware)
			securities held	securities held	(100% voting
			indirectly)	indirectly)	securities held
indirectly)

Precision Drilling
Company, LP
(Texas)
(100% voting
securities held
indirectly)

Precision Drilling Corporation 2018 Annual Information Form	5

RECENT DEVELOPMENTS AND THREE-YEAR HISTORY

At the start of 2019, West Texas Intermediate (WTI) averaged in the low US$50’s per barrel. In the United States, our customer activity is expected to remain relatively stable at current levels. In Canada, mandatory production cuts have resulted in improved differentials, with limited line of sight to new pipeline additions; as a result, customer spending is expected to be down significantly in the first half of the year compared with the first half of 2018. Should oil prices strengthen later this year, we would expect our customers to increase their activity levels on both sides of the border. Overall, volatility in commodity prices has persisted which has caused our customers to delay announcing firmly committed 2019 budgets.

2018

Industry Conditions

While global commodity prices strengthened in 2018, the year was beleaguered with extreme volatility, particularly in the Canadian market. In the U.S., WTI averaged US$65 per barrel and Henry Hub natural gas prices averaged US$3.07 per MMBtu, levels supportive of unconventional resource development. However, a volatile and uncertain oil price outlook and renewed focus on free cash flow encouraged conservatism in customer spending. In Canada, acute pipeline takeaway shortfalls and growing uncertainty in regulatory policy caused pressure on regional commodity prices and subsequent activity levels, particularly towards the end of the year. In early December the Alberta government instituted mandatory oil production curtailments as a vehicle to address regional price differentials relative to WTI.

Capital Expenditures

  Our capital program totaled $126 million ($66 million for upgrade and expansion capital, $48 million for the maintenance of existing assets and infrastructure and $12 million for intangibles).

  Rig Fleet Additions and Upgrades

We delivered two new-build Super Series rigs to our fleet in the U.S. that are currently working under term contracts. We also began construction of our sixth new-build rig in Kuwait with mid-2019 deployment, backed by a five-year contract.

  As part of our 2018 capital plan, we completed upgrades on 31 drilling rigs to selectively increase pumping and racking capacities and added walking systems and/or rig automation software, with rig upgrades supported by customer contract commitments that meet our internal return thresholds.

Amendments to Senior Credit Facility

On November 30, we amended our syndicated senior secured credit facility (the Senior Credit Facility) to extend the maturity by one year, to 2022.

  See Capital Structure – Material Debt – Senior Credit Facility, on page 25.

Goodwill Impairment Charge

  We recorded a $208 million goodwill impairment charge related to our Canadian Drilling and U.S. Directional Drilling cash generating units.

Debt Repayment

During the year we redeemed US$80 million and repurchased and cancelled US$3 million of our 6.5% senior unsecured notes due 2021 and repurchased and cancelled US$49 million principal amount of our 5.25% senior unsecured notes due 2024. We reduced our long-term debt outstanding as of December 31, 2018 by approximately US$132 million from our balance as of December 31, 2017.

See Capital Structure – Material Debt – Senior Credit Facility, on page 25.

Board of Directors On May 16, Ms. Catherine Hughes and Mr. Stephen J.J. Letwin retired from the Board of Directors. On September 13, Mr. David W. Williams was appointed to the Board.

6	Precision Drilling Corporation 2018 Annual Information Form

2017

Industry Conditions

  Crude oil markets rebounded off the lows experienced in 2016 and our customers responded with increased capital spending in both Canada and the U.S. The Organization of the Petroleum Exporting Countries (OPEC) and certain non-OPEC countries agreed to maintain production caps towards the end of the year which prompted crude oil prices to rise above US$60 per barrel at year-end. Canadian natural gas prices experienced substantial weakness in late summer as a result of both seasonal midstream shutdowns and maintenance, and broad-based export capacity constraints which resulted in some relative weakness in Canadian activity in the second half of the year.

Capital Expenditures

  Our capital program totaled $98 million ($49 million for upgrade and expansion capital, $26 million for the maintenance of existing assets and infrastructure and $23 million for intangibles).

  Rig Fleet Additions and Upgrades

We delivered one new-build Super Series rig to our fleet in the U.S. to work under a term contract.

   As part of our 2017 capital plan, we completed upgrades on 29 drilling rigs to selectively increase pumping and racking capacities and added walking systems and/or rig automation software, with rig upgrades supported by customer contract commitments that meet our internal return thresholds.

Amendments to Senior Credit Facility

On January 20, we amended our syndicated senior secured credit facility (the Senior Credit Facility) to reduce the size of the facility from US$550 million to US$525 million and to provide for additional covenant relief.

On November 21, we further amended the Senior Credit Facility to reduce the size of the facility from US$525 million to US$500 million, extend the maturity by two-and-a-half years to November 2021 and revise our covenants to improve our financial and operating flexibility.

  See Capital Structure – Material Debt – Senior Credit Facility, on page 25.

Asset Impairment Charge

  We recorded a US$12 million impairment charge to property, plant and equipment related to our Mexico contract drilling business.

U.S. Senior Note Offering

In November, we completed a US$400 million offering of 7.125% senior unsecured notes due 2026 (the 2026 Notes) in a private placement. Net proceeds (and cash) were used to fund a tender offer (and redemption for the portion not tendered) of all outstanding 2020 notes and a portion of the outstanding 2021 notes. We used debt repurchases to reduce our long-term debt outstanding as of December 31, 2017 by approximately $52 million from our balance as of December 31, 2016.

  See Capital Structure – Material Debt – Senior Unsecured Notes, on page 27.

  Senior Note Exchange Offer

   In July, we completed an exchange offer of 7.750% senior unsecured notes due 2023 for an equal amount of senior    unsecured notes that we issued by way of private placement in November 2016. The exchange notes were offered to satisfy certain obligations under the registration rights agreement entered into in connection with the November 2016 private placement. The terms of the exchange notes were materially identical to the notes issued in November 2016 except that the exchange notes are freely tradeable in the United States. No proceeds were received from the exchange offer.

Board of Directors

On May 17, Mr. Robert Phillips retired as Chairman of the Board of Directors and was succeeded by Mr. Steve Krablin. On September 22, Ms. Susan M. MacKenzie was appointed to the Board and on December 1, Mr. Michael R. Culbert was appointed to the Board.

Precision Drilling Corporation 2018 Annual Information Form	7

2016

Industry Conditions

Persistently low oil and natural gas prices reduced our customers’ cash flows, causing them to scale back their capital budgets. As a result, drilling activity declined rapidly throughout most of 2015 and into 2016, negatively impacting on our activity and resulting cash flow. In the fourth quarter of 2016, OPEC and certain non-OPEC countries agreed to production caps, resulting in more stable crude oil prices.

Rig Fleet Additions

We delivered four new-build Super Series rigs to our fleet, including two in Kuwait, one in Canada and one in the U.S., to work under term contracts.

See About Our Business – Contract Drilling Services – Precision Drilling, on page 11.

Capital Expenditures Our capital program totaled $203 million ($169 million for upgrade and expansion capital, and $34 million for the maintenance of existing assets and infrastructure).

Completion and Productions Services Transaction

In late 2016, Precision Well Servicing entered into a transaction to exchange its four remaining Canadian coil tubing units plus $12 million for 48 well service rigs. Exiting the coil business was a strategic decision to divest a business line where we lacked scale to generate adequate returns. The acquisition of the additional service rig units was a unique opportunity to expand our leading well service position in the Canadian market by adding high quality assets and people to our service rig operations.

U.S. Senior Note Offering

In November, we completed a US$350 million offering of 7.750% senior unsecured notes due 2023 (the 2023 Notes) in a private placement. Net proceeds (and cash) were used to redeem the outstanding 2019 notes and a portion of the outstanding 2020 notes and repurchase and cancel a portion of outstanding 2021 notes. When combined with other debt repurchases during the year, we reduced our long-term debt outstanding as of December 31, 2016 by approximately $213 million from our balance as of December 31, 2015.

See Capital Structure – Material Debt – Senior Unsecured Notes, on page 27.

Shelf Registration

In August, we completed the filing of a short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement in the United States, for the offering of up to $1 billion of common shares, preferred shares, debt securities, warrants and subscription receipts or units (the Securities). The Securities may be offered from time to time during the 25-month period for which the short form base shelf prospectus remains valid.

Amendments to Senior Credit Facility

In April, we amended certain financial covenants under the Senior Credit Facility to provide for temporary covenant relief.

See Capital Structure – Material Debt – Senior Credit Facility, on page 25.

Dividends On February 11, we suspended the quarterly dividend. See Capital Structure – Material Debt – Senior Credit Facility, on page 25.

8	Precision Drilling Corporation 2018 Annual Information Form

OUR BUSINESS

BUSINESS SEGMENTS OVERVIEW

We have two business segments – Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

Precision Drilling Corporation

Contract Drilling Services							Completion and Production Services

▪	Drilling rig operations						▪	Canada and U.S.
	–	Canada						–	Service rigs
	–	U.S.					▪	Canada
	–	International						–	Snubbing
▪	Directional drilling operations							–	Camps and catering
	–	Canada						–	Equipment rentals
	–	U.S.

Business support systems

▪	Sales and marketing		▪	Procurement and distribution	▪	Manufacturing		▪	Equipment maintenance and certification	▪	Engineering

Corporate support

▪	Information systems		▪	Health, safety and environment	▪	Human resources		▪	Finance	▪	Legal and enterprise risk management

The following tables summarize our two business segments and the scope of our services:

Contract Drilling Services

Operates our rigs in Canada, the U.S. and internationally and provides onshore well drilling services to exploration and

production companies in the oil and natural gas industry.

At December 31, 2018, the segment consisted of:

∎  236 land drilling rigs, including:

–  117 in Canada

–  102 in the U.S.

–  5 in Mexico

–  4 in Saudi Arabia

–  5 in Kuwait

–  2 in the Kurdistan region of Iraq

–  1 in the country of Georgia

∎  directional drilling services in Canada and the U.S.

∎   engineering, manufacturing and repair services, primarily

       for Precision’s operations

∎  centralized procurement, inventory, and distribution of

       consumable supplies for our global operations

∎   18 Canadian and four U.S. land drilling rigs designated

       as held for sale

Canada	∎ land drilling services ∎ directional drilling services ∎ procurement and distribution of oilfield supplies ∎ manufacture and refurbishment of drilling and service rig equipment
U.S.

∎  land drilling services

∎  directional drilling services

∎  turnkey drilling services

∎  procurement and distribution of oilfield supplies

∎  manufacture and refurbishment of drilling and service rig equipment

International	∎ land drilling services

Precision Drilling Corporation 2018 Annual Information Form	9

Completion and Production Services

Comprises a number of businesses providing completion and workover services and ancillary services to oil and natural gas exploration and production companies in Canada and the U.S.

At December 31, 2018, the segment consisted of:

∎  198 well completion and workover service rigs, including:

–  190 in Canada

–  8 in the U.S.

∎  12 snubbing units in Canada

∎  approximately 1,700 oilfield rental items, including surface storage, small-flow wastewater treatment, power generation, and solids control equipment, primarily in Canada

∎  132 wellsite accommodation units in Canada

∎  43 drilling camps and four base camps in Canada

▪10 large-flow wastewater treatment units, 22 pumphouses and eight potable water production units in Canada

Canada	∎ well completion and workover service rigs ∎ snubbing units ∎ camp and catering services ∎ oilfield surface equipment rental ∎ wellsite accommodations
U.S.	∎ well completion and workover service rigs

Revenue

Year ended December 31 (thousands of Canadian dollars)	2018	2017
Contract Drilling Services	$1,396,492	$1,173,930
Completion and Production Services	150,760	154,146
Inter-segment eliminations	(6,063)	(6,852)
Total revenue	$1,541,189	$1,321,224

Corporate Responsibility Overview

Precision’s Corporate Responsibility initiatives align with our High Performance, High Value strategy and are intended to create long-term value for our customers, employees, communities and investors. See Corporate Responsibility, on page 15.

Employees

Seasonality and economic conditions affect our drilling activity and have a more dramatic impact on our rig-based employees. The market for experienced personnel in the oilfield services industry can be competitive due to the cyclical nature of the work, uncertainty of continuing employment, and generally higher rates of employment during periods of high oil and gas prices. We rely on experienced, well-trained personnel and have formal processes for retaining key personnel, including drillers, rig managers, and field superintendent positions. We measure performance excellence through our safety record and reputation. These factors help us attract and retain employees when the industry experiences manpower shortages during peak operating periods. We had an average of 5,471 employees in 2018, with a monthly high of 5,818 and a monthly low of 5,226.

Technical Centres

We operate two contract drilling technical centres, one in Nisku, Alberta and one in Houston, Texas. We also operate one completion and production services technical centre in Red Deer, Alberta. These centres accommodate our technical service and field training groups and consolidate field support and training for our operations. The Houston and Nisku facilities have fully functioning training rigs with the latest drilling technologies. In addition, our Houston facility accommodates our rig manufacturing group. In 2018, we trained more than 6,100 people at our training facilities.

10	Precision Drilling Corporation 2018 Annual Information Form

CONTRACT DRILLING SERVICES

Precision Drilling

At the end of 2018, we had a fleet of 236 land rigs deployed in Canada, the U.S. and internationally.

▪

Canada – we operated the largest fleet of land drilling rigs in country. We actively marketed 117 drilling rigs located throughout western Canada, accounting for approximately 21% of the industry’s estimated fleet of 574 drilling rigs.

▪	United States – we marketed 102 land drilling rigs, the fifth largest fleet, representing approximately 5% of the country’s estimated 1,952 total marketed land drilling rigs.
▪	Internationally – we had five land drilling rigs in Mexico, four in Saudi Arabia, five in Kuwait, two in the Kurdistan region of Iraq, and one in the country of Georgia.

Drilling Contracts

Our contract terms are generally based on the complexity and risk of operations, on-site drilling conditions, the type of equipment used, and the anticipated duration of the work to be performed.

Drilling contracts can be for single or multiple wells and can vary in length from a few days on shallow single-well applications to multiple-year, multiple-well drilling programs. Term drilling contracts typically have fixed utilization rates for a minimum of six months and include penalties for early termination, provisions for escalating costs and options for renewing the contract. Short-term contracts that provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty. Our new-build drilling rigs generally have contracts in place with terms of two-to-five-years before the rig is completed. In most cases contracts are in place before rig construction begins.

In 2018, we had an average of 63 drilling rigs (nine in Canada, 46 in the U.S. and eight internationally) working under term contracts. Revenue from these contracts was approximately 49% of our total contract drilling revenue for the year.

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. We secure contracts to drill wells either through competitive bidding or as a result of relationships and negotiations with customers.

Our contracts have been carried out almost exclusively on a daywork basis. Under a daywork contract:

▪	we provide a drilling rig with required personnel, and the customer supervises the drilling of the well
▪	we charge the customer a fixed rate per day regardless of the number of days needed to drill the well
▪	contracts usually provide for a reduced day rate (or a lump sum amount) to mobilize the rig to the well location, to rig-up and rig-down on location, and to demobilize the rig, and
▪	generally, we do not bear any of the costs arising from downhole risks.

We also drilled a small number of wells near the U.S. Gulf Coast (approximately 1% of our U.S. rig utilization in 2018) on a turnkey basis. Under a turnkey contract, we agree to drill a well to a certain depth for a fixed price. We assume higher risk under a turnkey contract and therefore generally have the potential for greater profit or loss.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable resulting in road restrictions that limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity during the second quarter of the year.

In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which is usually late in the fourth quarter. Our business activity depends, in part, on the severity and duration of the winter drilling season. See Risks in our Business, starting on page 30.

Competition

The land drilling industry is highly competitive and fragmented with the top 5 providers owning approximately 71% of the marketed rig fleet in the U.S. and approximately 63% of the industry fleet in Canada as of December 31, 2018.

Technology is increasingly differentiating the market, as the industry trends away from vertical wells to more demanding directional and horizontal drilling programs that require higher capacity rigs. Consequently, the rig market has been shedding older, low technology rigs in favour of more powerful and efficient, high specification rigs better suited for horizontal wells and resource development programs.

Precision Drilling Corporation 2018 Annual Information Form	11

Competitive Strategy

Providing High Performance, High Value services to our customers represents the core of our competitive strategy. We deliver High Performance through passionate people supported by quality business systems, drilling technology, equipment and infrastructure designed to optimize results and reduce risks. We create High Value by operating safely and sustainably, lowering our customers’ risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors.

We keep customer well costs down by maximizing operating efficiency in several ways:

▪	using innovative and advanced drilling technology that is efficient and reduces costs
▪	having equipment that is geographically dispersed, reliable and well maintained
▪	monitoring our equipment to minimize mechanical downtime
▪	managing operations effectively to keep non-productive time to a minimum
▪	staffing well trained crews with performance measured against defined competencies, and
▪	compensating our executives and eligible employees based on performance against safety, operational, employee retention and financial measures.

At the end of 2018, we operated the largest fleet of land drilling rigs in Canada, and the fifth largest fleet in the U.S. We had a footprint in all of the most active North American resource plays, including the Bakken, Cardium, Duvernay, Montney and Viking formations in Canada and the Bakken, Eagle Ford, Granite Wash, Haynesville, Marcellus, Niobrara, Permian, Stack, South Central Oklahoma Province (SCOOP) and Utica resource plays in the U.S.

Drilling Fleet

We focus on providing efficient, cost-reducing drilling technologies. Design innovations and technology improvements, such as multi-well pad capability and rapid mobility between wells, capture incremental time savings during the drill process. Precision has invested over $3 billion in its drilling rig fleet since 2010, adding over 120 Super Series drilling rigs during the period. With one of the newest and most technically capable fleets in North America and the Middle East, Precision’s Super Series rigs have been designed for industrial-style drilling: highly efficient; mobile; safe; controllable; upgradable; and able to act as a platform for technology delivery to the well location. Precision has completed several relatively low dollar cost upgrades over the past several years, including additions of walking systems, higher pressure and capacity mud pumps, increased setback capacity and PAC technology, Precision’s Super Series drilling rig fleet has the features needed to meet essentially all the industry-style drilling requirements of our customers in North America and deep, high-pressure drilling projects internationally. As of December 31, 2018, we had 236 Super Series rigs in our fleet.

Directional Drilling

Precision is a leading provider of integrated directional drilling services. We specialize in deviating a wellbore along a planned path to a given target location underground. Our rig drillers are supported by expert directional drillers and proven technologies to provide the controls needed to drill high quality wellbores with high rates of penetration while achieving the precise well placement needed to maximize production in vertical, horizontal and complex directional wells. The instructions required to steer the drill bit are accomplished either traditionally by an onsite directional driller or via computer algorithms (Directional Guidance System). These instructions which consist of course length and desired bottom hole assembly orientation are executed by experienced Precision drillers and remotely monitored by our Real-time Remote Operating Center. Precision integrated directional drilling business is strategically positioned to cover the major North American basins.

Centres in Calgary, Alberta and Houston, Texas manage directional drilling operations in the field in real-time.

International

Grey Wolf International (Grey Wolf) is our platform and market brand for the international oil and natural gas drilling market. Grey Wolf is actively exploring opportunities in various international markets. International oilfield service operations involve relatively long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months. Grey Wolf has a regional office in Dubai, United Arab Emirates.

At the end of 2018, our Grey Wolf subsidiaries had five land drilling rigs in Mexico, four in Saudi Arabia, five in Kuwait, two in the Kurdistan region of Iraq, and one in the country of Georgia. However, in 2019, we are in the process of disposing of certain idle drilling assets.

Manufacturing

Based in Calgary, Canada, Rostel Industries manufactures drilling rigs and equipment as well as manufactures and refurbishes components for drilling and service rigs. Rostel Industries supports our vertical integration, and approximately 85% of its revenue in 2018 was related to Precision business. Having the in-house ability to repair or provide new components for either drilling or service rigs also improves the efficiency and reliability of our fleets.

12	Precision Drilling Corporation 2018 Annual Information Form

Oilfield Supply

Columbia Oilfield Supply in Canada and PD Supply in the U.S. are general oilfield supply warehouses that procure, package and distribute large volumes of consumable oilfield supplies. The two supply warehouses achieve economies of scale through bulk purchasing and standardized product selection and then coordinate distribution to Precision rig sites. Columbia Oilfield Supply and PD Supply play a key role in our supply chain management. In 2018, 68% of Columbia Oilfield Supply and 100% of PD Supply activities supported Precision operations. This leverages our procurement volumes to lower costs and reduces the administrative workload for field personnel and enhances our competitiveness.

COMPLETION AND PRODUCTION SERVICES

Precision Well Servicing and Precision Completion and Production Services

Precision offers a versatile fleet of service rigs for well completion, workover, abandonment, maintenance and re-entry preparation services as well as snubbing units for pressure control services. The fleet is strategically positioned throughout western Canada and in the northern U.S. In late 2014, we divested our U.S. coil tubing assets and in late 2016 we divested our Canadian coil tubing assets.

Well Service Activities

Well servicing and pressure control jobs are typically of short duration, generally conducted during daylight hours, so it is important for a service rig to be close to customer demand and able to move quickly from one site to another. Well servicing requires a unique skill set as crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. Completion, workover or pressure control services can take a few days to several weeks to complete depending on the depth of the well and the complexity of the completion or workover.

At the end of 2018, Precision Well Servicing had an industry market share in Canada, based on operating hours, of approximately 12% with a fleet of 190 service rigs (the largest in western Canada) compared to a Canadian industry fleet average of approximately 901 service rigs. Over the past several years, our market share of active rigs is lower than our market share of the Canadian fleet due to the lack of economically attractive opportunities to put stacked rigs back into service. Precision Completion and Production Services operated eight service rigs in the U.S.

Service Rig Fleet

The table below shows the configuration of Precision’s well servicing fleet as at December 31, 2018. The fleet’s operating features are detailed on our website.

Type of Service Rig	Size/Capability	Total
Mobile Rigs
Highly mobile, efficient rig up and rig down, minimal surface disturbance,	Single	96
freestanding design eliminates anchoring	Double	71
Freestanding rigs comprise 90% of the fleet	Slant	21
Skid Mounted Rigs
Designed for deeper wells with multi-zone completions or re-completions,	Double	10
service jobs are generally of longer duration so rigs move less often
Total		198

Service Rig Activities

Well servicing operations have two distinct functions – completions and workovers. The demand for completion services is generally more volatile than for workover services.

Of our total oil and natural gas well service rig activity in Canada in 2018:

▪	workovers and abandonments accounted for approximately 91%
▪	completions accounted for approximately 9%.

Completions – Customers often contract a specialized service rig to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production. The service rig and crew work jointly with other services to open and stimulate the producing zones for initial production.

The demand for well completion services is related to the level of drilling activity in a region.

Workovers – Workover services are generally provided according to customer preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work such as

Precision Drilling Corporation 2018 Annual Information Form	13

repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovering lost equipment or abandoning the well.

Producing oil and natural gas wells generally require some type of workover or maintenance during their life cycle. The demand for production or workover services is based on the total number of existing active wells and their age and producing characteristics.

Pressure Control Services

Snubbing Services – Snubbing units can be employed to provide a wide range of services. While traditional well servicing operations require pressure in a well to be neutralized using fluids (potentially impairing production) to safely perform the services, snubbing units perform certain workover and completion activities under pressure (without neutralizing the well). Snubbing units are equipped with specialized snubbing devices, which allow tubing to be installed in or removed from a well, or ‘snubbed’, while the well is under pressure and production has been suspended.

At the end of 2018, we marketed six portable hydraulic rig-assist snubbing units and six self-contained snubbing units in western Canada.

Rig-assist units work with a service rig to complete the snubbing activity for a well. Self-contained units do not require a service rig on site and are capable of snubbing and many other services traditionally performed by a service rig.

Precision Rentals

Precision Rentals provides approximately 1,700 pieces of oilfield rental equipment for rental to customers from four operating centres and 11 stocking points throughout western Canada, supported by a technical service centre in central Alberta.

Precision Rentals has five distinct product categories:

▪	surface equipment (including environmental invert drilling mud storage, hydraulic fracturing fluid storage, production tanks and other fluid handling equipment)
▪	wellsite accommodations (fully equipped units that provide on-site office and lodging for field personnel)
▪	small-flow wastewater treatment facilities
▪	power generation equipment, and
▪	solids control equipment.

Precision Camp Services

Precision Camp Services provides food and accommodation to personnel working at the wellsite, typically in remote locations in western Canada. At the end of 2018, Precision Camp Services had 43 drill camps and four base camps in western Canada. Each mobile camp includes five to six building units that typically accommodate 20 to 25 members of rig crew and other personnel and, if required, individual dormitory units that accommodate up to 45 additional personnel.

Precision Camp Services has also configured several camps and dormitories to provide housing and meals for base camps with up to 500 personnel on separate major projects in western Canada. As the oil and natural gas industry searches for new reserves in more remote locations, crews need to stay near the worksite, often in camps, throughout the duration of a drilling program. Precision Camp Services serves Precision and other companies in the upstream oil and natural gas sector and, from time to time, other industries operating in remote locations.

Water Systems

Terra Water Systems designs, fabricates and rents units to customers, including: portable wastewater handling, treatment and disposable facilities, potable water production plants, and potable water delivery systems for remote sites in western Canada.

Terra Water Systems has 10 large-flow wastewater treatment plants, eight potable water production plants and 24 pump houses that are used in base camp and other large remote work site markets. These treatment facilities provide an environmentally sound solution to treating wastewater, eliminating the traditional tank-and-haul process and concerns about the timing, hauling and disposal of effluent. Technical staff visit each treatment facility regularly to conduct sampling and independent laboratory effluent testing as part of their system management. The wastewater treatment plants are designed to be easy to operate. They provide quality treatment of effluent, eliminate odors, and align with existing environmental, health and safety regulations for surface release of treated wastewater.

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CORPORATE RESPONSIBILITY

Overview

As an energy industry leader, we maintain the highest ethical standards and operate with great care in the communities where we live and work. We are committed to generating profit in an ethical way. Corporate Responsibility is an integral part of Precision’s culture, vision, mission and strategy.

100%	Ethics hotline issues reviewed and addressed	☑	Validated and tested our global emergency preparedness plans
↓37%	TRIR(1) decreased from 2017	☑	Formalized Precision’s ESG practices into Precision’s Corporate Responsibility program
↑2.1%	Triple Target Zero(1) Days increased	☑	Created PD University to centralize Precision’s learning and development resources

Notes:

(1)	See definition of TRIR and Triple Target Zero Days in the Health, Safety and Environment section on page 17.

This year, we completed many strategic actions to advance our Corporate Responsibility initiatives, including an assessment based on the industry standard framework as set forth by the International Petroleum Industry Environmental Conservation Association, the American Petroleum Institute and the International Association of Oil and Gas Producers, to evaluate our impact. This assessment identifies the key aspects of Corporate Responsibility that we believe are most significant to our internal and external stakeholders. Precision also developed a multi-year Corporate Responsibility Reporting Strategy that guides us toward the goal of progressively increasing transparency regarding ESG matters.

Ethics

We believe ethical behavior is fundamental to the way we do business. Our Code of Business Conduct and Ethics (the Code) ensures every director, executive officer, employee and contractor represents Precision’s values. Our full Code of Business Conduct and Ethics policy is available on www.precisiondrilling.com.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethics issues to be reported, assessed and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of each and every ethical issue reported.

The Code addresses the following key areas, among others:

▪financial reporting and accountability	▪fair dealing
▪maintaining confidentiality	▪disclosure
▪avoiding conflicts of interest	▪anti-retaliation
▪complying with laws	▪data and privacy security
▪safeguarding corporate assets	▪bribery and corruption
▪reporting illegal or unethical behavior	▪harassment and discrimination.

Every director, executive officer and employee must acknowledge annually that they have read, understood and will abide by the Code. Each member of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. In-person and online training is provided annually to all permanent employees and covers an array of topics related to business conduct and ethics.

A hotline is available for anyone at Precision and outside the Corporation to report, confidentially and anonymously, any suspected illegal conduct or breach of our policies. With the oversight of the Audit Committee, there were no reportable ethics incidents in 2018 and all of the issues reported through the ethics hotline were reviewed and resolved. An independent third party operates the hotline and notifies the Audit Committee Chair immediately. Reports are reviewed by our legal, internal audit, and human resources groups, investigated by the appropriate department based on the allegation, and reported

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quarterly to the Audit Committee or the Human Resources and Compensation Committee, depending on the nature of the allegation.

Anti-Bribery and Anti-Corruption

We recognize that we operate in some countries with low ranking on the Corruption Perception Index, as compiled by Transparency International. To this extent, Precision has an Anti-Bribery and Anti-Corruption Policy that sets out the Corporation’s standards for detecting and preventing corruption. Our compliance department provides online training annually on issues dealing with bribery and corruption for certain groups of employees. Additionally, in-person training is delivered throughout the organization as needed. There have been no internal or external investigations regarding non-compliance with anti-bribery and corruption laws or our policies and there are currently none underway.

Insider Trading

Our Insider Trading Policy applies to all directors, executive officers and employees. Reviewed every year by the Corporate Governance, Nominating and Risk Committee, the policy:

▪	sets out our obligations to stock exchanges, regulators and investors
▪	prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information
▪	establishes a regular black-out calendar
▪	prohibits short-term trades, purchases on margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments
▪	requires insiders to pre-clear trades of Precision shares
▪

prohibits insiders from participating in equity monetization transactions involving any unvested equity awards under our long-term incentive plans or Precision shares that constitute part or all of our terms for meeting our minimum share ownership guidelines.

Avoiding Conflicts of Interest

The Board is committed to making all decisions in the best interests of Precision and considers the interests of our stakeholders, including our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chairman of the Board, abstain from participating in any discussions and voting on the matter, or excuse themselves from the meeting.

Our employees are also required to disclose any actual or potential conflicts of interest. The conflicts disclosed are reviewed by our Audit and Compliance departments until they are resolved to Management’s satisfaction.

Health, Safety and Environment

The health and safety of our employees is a core value at Precision, and daily we work to set the standard for safety in our industry. We know that by investing in state-of-the-art technologies, maintaining clean and tidy work sites, and doing our job the right way, we are protecting our people, the environment, our customers and our neighbors.

Our Global Quality Health, Safety and Environmental Management System is strongly integrated into our culture to help ensure our practices are consistent throughout our operations. We also have a Safety and Corporate Responsibility

We recognize that environmental change is an important global issue and actively monitor developments in this space that have the potential to affect our business.
Council that assists our Board of Directors in fulfilling its role of overseeing these functions by reviewing, reporting and making recommendations on our policies, standards and practices.

Precision fosters our safety culture through strong leadership, technical and compliance training, and proven support systems. Every day, we invest in our employees to prepare them for any and every situation on the rig. Our Technical Support Centre training facilities are located in Houston, Texas, and Nisku, Alberta, where more than 6,100 employees were trained in 2018 on Precision’s culture, rig personnel and responsibilities, tools and equipment, safety and environmental protocol and procedures, leadership and team-building.

We are conscious that advances in technology play a critical role in meeting global energy demand and we do our part to conduct business in a manner that is compatible with the environmental and economic needs of the communities in which we

16	Precision Drilling Corporation 2018 Annual Information Form

operate. We are continuously investing in improving our rig technology. Our advanced technology makes our operations more efficient, safer for our employees and significantly reduces our impact on the environment. Our modern fleet and our digital enablement strategy allows operators to rely on data driven insights and real time automation to make faster and smarter decisions. This digital transformation limits energy use, maximizes output and drives more productivity. We continually explore new technologies and standardize operating procedures to improve our equipment life cycle management, while maximizing our overall performance to minimize waste. In 2018, 20% of Precision’s fleet was configured to be powered by natural gas, which is cleaner-burning than diesel and therefore reduces Precision’s, and our customers’, environmental footprint. Our customers aggregate and report fuel usage with respect to greenhouse emissions and we believe our efforts help reduce these emissions.

Precision commits to operating in a way that reduces our impact on the environment. We strive to minimize potentially negative environmental impacts by:

▪	using bi-fuel systems (29 in Canada, 16 in the U.S.)
▪	using natural gas engines
▪	working with operators on solutions to mitigate noise population in and around highly populated areas
▪	using industry best practice processes to ensure spill prevention, and
▪

enhancing drilling technologies to focus on improved drilling efficiencies, allowing us to drill wells faster and move in and out of a location sooner. Part of this improved technology includes our investments in leading the industry with Process Automation Control.

Performance Indicators

We have bold Health, Safety and Environmental goals devoted to achieving what we call Triple Target Zero Days, our internal scorecard that recognizes injury-free performance, safe driving behavior and zero spills that could impact the environment. Precision had an improvement in our Total Recordable Incident Rate (TRIR), an industry standard metric for safety performance and benchmarking; however, every year we strive to achieve better results.

Performance Indicator	2017	2018	Percent Change
Total Recordable Incident Rate (TRIR)	1.14	.81	29% decrease
Our TRIR improved by 29% from 2017 to 2018.
Triple Target Zero Days	282	288	2.1% increase
The number of Triple Target Zero Days (injury free, safe driving, zero spills) improved from 2017 to 2018.

Our HSE Management System at Work

In 2017, we formed a Hand Injury Prevention Committee. The Committee created and implemented a hand injury prevention plan, including an awareness campaign, which resulted in a decrease in recordable hand injuries in 2018. The successful tactics of this initiative are now being integrated into normal business procedures.

Emergency Preparedness

Precision continually improves our plans and procedures to be prepared in case an emergency occurs. In 2018, we created Corporate Crisis Management and Crisis Communication Plans to coordinate with our customers worldwide. To validate this plan’s effectiveness, we conducted global training and tabletop drills to prepare our employees and the leadership team for various emergency scenarios.

Additionally, we strengthened our regional and business unit emergency response plans, including a thorough review and update of our Disaster Recovery Plan and Business Continuity Plan. These plans have successfully been in place for many years and have ensured effective and efficient response during emergency events.

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Talent Management

Precision invests in our people and we strive to have high-performers throughout every level of our company. We implement systems and processes that help us execute our talent management strategy to maintain a well-trained, competent, highly capable talent pool with a broad range of business experience throughout market cycles.

In 2018, we developed the Precision Drilling University Resource Center (PD University), a central online hub where employees can learn more about our competencies, training resources, and education assistance. PD University is divided into two segments: the School of Toughnecks and the School of Leadership. The School of Toughnecks focuses on the development and dissemination of training to develop the best crews in the industry, ensuring that our field employees have the skills they need to deliver our High Performance commitment. The School of Leadership is focused on developing our next leaders. The curriculum is based on workshops delivered by our executives and supported by learning and development professionals.

Our proactive talent management strategy helps us maintain a strong workforce when the industry experiences manpower shortages during peak operating periods. In 2018, we onboarded over 2,500 new employees. Between Precision’s technical centres and seven field coaches, we have trained more than 6,100 employees and performed approximately 3,500 rig-based compentency assessments.

Our talent management strategy enables Precision to:

▪	retain experienced field personnel during market cycles
▪	support targeted recruitment initiatives, and
▪	reward the achievement of our short-term and long-term strategic objectives.

Additionally, Precision hosts a robust annual summer internship program. In 2018, Precision hosted 66 interns from 24 universities working throughout 19 departments in Canada and the U.S. We believe our summer internship program provides an important talent pool for our permanent hires and provides participants with practical experience in the oil and gas industry that cannot be obtained in the classroom.

In 2018, we created PD University, an online hub where employees can access training resources through our new centralized learning and development resources.

Diversity

We believe in building a team of exceptional employees who bring a wide range of ideas, perspectives, skills and cultures to our company. Precision has made a commitment to be a workplace free from discrimination, harassment, workplace violence and retaliation. Our diversity policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management team and board members.

We adopted a diversity policy in 2015 that considers gender, race and other factors with the objective of promoting diversity among our employees, management team and the Board to foster an environment where we can draw on the widest range of knowledge, skills, perspectives and experience.

We aim to create a workplace free from discrimination by posting gender-neutral job listings for positions throughout the organization. We encourage female applicants who meet the criteria to apply.

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Board Diversity

When recruiting new directors, the Corporate Governance, Nominating and Risk Committee (CGNRC) considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board.

We have not adopted targets for female directors because we believe that merit of the candidate and the needs of the organization must remain paramount. We believe that our process of reviewing candidates on a variety of factors is more appropriate because it includes gender as well as ethnicity, geographic location and other experience.

In the last five years, two of five of our new directors have been women. We are firmly committed to gender diversity and are mindful of the need to pursue qualified female candidates. The CGNRC ensures that the list of potential director candidates includes qualified women, but the Board’s decision to appoint or nominate a director is based on the qualifications of the candidates and the particular needs of the Board at that time. The Board believes that it must also have the flexibility to add qualified board members when they become available, and this may mean appointing male or female directors, as appropriate.

Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender and other factors before recommending management appointments to the Board for approval. The Board also considers the representation of women in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets because we believe the merit of the candidate and needs of the organization must be paramount.

Reporting and Accountability

The human resources department reviews the structure, size and composition of our workforce annually and prepares a report for the Chief Administrative Officer and the President and Chief Executive Officer. Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

The CGNRC also monitors Board diversity and prepares an annual report for the Board that includes information about factors to consider when recruiting new candidates for a director position.

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Philanthropy & Community Engagement

We are proud to invest in causes that are important to our employees, customers, and communities where we work. Through Precision’s corporate giving program, we contribute to a number of exceptional health and human services organizations and youth programs throughout the United States, Canada and locations where we have international operations.

One of our proudest partnerships in the history of our business has been with the STARS Foundation, which operates emergency air ambulances in Canada. Since 1991, we have supported STARS, and have maintained our contribution and involvement through economic downturns.

We work hard to establish open lines of communication with the communities we serve and participate in a wide range of social activities and other causes Precision deems important to the company and shareholders.

We understand the value of volunteering and have a desire to do more in the communities where we work. We continue to find new ways to obtain and attract new talent and establish a more purpose-driven and engaged workforce. We encourage employees to participate in corporate-sponsored volunteer opportunities.

Public Policy & Lobbying

Precision is politically neutral and does not engage in political activities or make political contributions. We may not use company funds or assets for political purposes. However, we are active members of various associations that conduct lobbying on behalf of the oil and gas industry, and we allow lobbying on behalf of Precision’s interests, in accordance with all federal and provincial regulations. The President and CEO must approve all such requests for financial support for these associations.

Our employees are required to inform the Chief Compliance Officer of any company communication with government officials, including elected officials and bureaucratic staff. This does not, however, include dealings with regulators on ordinary matters (Alberta’s Energy and Resources Conservation Board, Occupational Health & Safety officials and other regulators in Canada and the U.S. that interact with us in the ordinary course of business), unless their actions raise questions under our policies.

Feedback

We welcome engagement with our stakeholders on our Corporate Responsibility disclosures. Please contact us at investorrelations@precisiondrilling.com with your feedback.

20	Precision Drilling Corporation 2018 Annual Information Form

CAPITAL STRUCTURE

COMMON SHARES

We can issue an unlimited number of common shares. At December 31, 2018, there were 293,781,836 common shares issued and outstanding.

The Board holds an annual meeting of common shareholders to elect the directors and appoint the auditors, among other things. It can convene a special meeting of shareholders at any time and for any reason.

Only shareholders of record can attend and vote at shareholder meetings. They can vote in person or by proxy, and their proxyholder does not need to be a shareholder. Each common share entitles the holder to one vote.

Common shareholders have the right to receive dividends as and when declared by the Board. They also have the right to receive our remaining property and assets if Precision is wound up, subject to the prior rights and privileges attached to our other classes of shares.

Market for Securities

The table below summarizes the trading activity for our common shares in 2018. Our common shares trade on the TSX, under the symbol PD, and on the NYSE, under the symbol PDS.

	TSX (PD)			NYSE (PDS)
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January	4.84	3.82	77,559,617	3.93	3.06	66,097,885
February	4.70	3.92	65,452,896	3.83	3.10	70,209,393
March	4.27	3.43	39,017,188	3.30	2.65	45,196,617
April	4.65	3.36	47,209,873	3.62	2.60	38,085,451
May	5.33	4.34	53,258,062	4.14	3.38	39,665,111
June	4.59	4.04	33,896,867	3.54	3.03	30,590,857
July	5.07	4.26	34,521,020	3.86	3.18	33,996,745
August	5.33	4.55	28,616,325	4.12	3.46	29,583,724
September	5.17	4.34	26,427,477	3.93	3.30	21,696,835
October	4.58	3.03	43,202,676	3.57	2.31	41,403,151
November	3.62	2.92	35,479,544	2.76	2.19	29,933,584
December	3.20	2.25	30,290,817	2.43	1.62	29,451,174

Dividends

In December 2012, the Board approved an annualized dividend of $0.20 per common share, payable quarterly ($0.05 per quarter). In November 2013, the Board increased the quarterly rate by 20% to $0.06 per common share ($0.24 per common share annualized), and in November 2014, the Board increased the quarterly rate by 17% to $0.07 per common share ($0.28 per common share annualized). On February 11, 2016, we suspended the quarterly dividend.

Our Senior Credit Facility allows the payment of dividends as long as no default or event of default has occurred and if our pro forma senior net leverage covenant is less than or equal to 1.75:1. Amendments to the Senior Credit Facility prohibit distributions until after March 31, 2019.

The senior notes contain a restricted payments covenant that limits our ability to make payments in the nature of dividends, and distributions. The restricted payments basket grows from a starting point of January 1, 2010 for the 2021 and 2024 senior notes, from October 1, 2016 for the 2023 senior notes, and from October 1, 2018 for the 2026 senior notes, by, among other things, 50% of cumulative consolidated net earnings, and decreases by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders.

Based on our consolidated financial results for the period ended December 31, 2018, the relevant restricted payments basket was negative $496 million, prohibiting us from making any further dividend payments until the governing restricted payments basket becomes positive.

Precision Drilling Corporation 2018 Annual Information Form	21

Shareholder Rights Plan

On June 1, 2010, unitholders of Precision adopted a shareholder rights plan, simultaneously with the approval of the plan of arrangement to convert Precision Drilling Trust to a corporate structure. Precision shareholders confirmed the continuation of and revisions to the plan at the 2013 annual and special meeting of shareholders and confirmed the continuation of the plan at the 2016 annual meeting of shareholders. At Precision’s 2019 annual and special meeting of shareholders, to be held on May 3, 2019, Precision shareholders will vote on the continuation of and revisions to the plan.

The plan is designed to protect the rights of all shareholders and maximize value if there is ever a take-over bid for Precision. Take-over bids can be coercive or discriminatory, or initiated at a time when it may be difficult for the Board to prepare an adequate response.

Our shareholder rights plan discourages these kinds of offers by creating potential significant dilution to the offeror by issuing contingent rights to all our shareholders to acquire additional Precision shares at a significant discount to the prevailing market price that could, in certain circumstances, be exercised by all our shareholders other than the offeror and its associates, affiliates and joint actors.

An offeror can avoid the potential dilution by making an offer that either:

▪

qualifies as a permitted bid under our shareholder rights plan and therefore meets certain specified conditions (including a minimum deposit period of 60 days) and aims to ensure all shareholders are treated equally, or

▪

does not qualify as a permitted bid but is negotiated with us and is exempted from the shareholder rights plan because the offer can be bargained for agreed terms and conditions that we believe are in the best interests of Precision shareholders.

Term and Expiration

Our shareholder rights plan expires on the Expiration Time, which is defined as (i) the date the Rights (as defined below) are redeemed (the Termination Time) or (ii) the termination of the annual meeting of Precision shareholders in the year 2019, whichever is earlier.

Issue of Rights

Under our shareholder rights plan agreement with Computershare Trust Company of Canada (Computershare) as our rights agent, we issued one right (Right) for each Precision common share that was outstanding at the close of business June 2, 2010, the effective date of our shareholder rights plan (the Effective Date), and one right for each additional common share that was issued after that date, subject to the terms and conditions of the plan.

Issuing Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares for which they were issued and become exercisable or are exercised.

Issuing Rights will also not change the way Precision shareholders currently trade their Precision shares and is not intended to interfere with Precision’s ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void if a Flip-in Event occurs.

Each Right (other than those held by an Acquiring Person) entitles its holder to purchase additional Precision shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

A take-over bid must meet the following requirements to qualify as a Permitted Bid:

▪	the bid must be made by way of a formal take-over bid circular under applicable securities legislation
▪	the bid must be made to all registered holders of Precision shares (other than the offeror)
▪	the bid must be subject to irrevocable and unqualified provisions that:
▪	the bid will remain open for acceptance for at least 60 days from the date of the bid
▪	the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by independent shareholders
▪	shares may be deposited to the bid at any time from the date of the bid until the date the shares may be taken up and paid for and shares may be withdrawn until taken up and paid for, and

22	Precision Drilling Corporation 2018 Annual Information Form

▪

the bid will be extended for at least 10 business days if more than 50% of the Precision shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

A competing take-over bid that is made while a Permitted Bid is outstanding will be considered a Permitted Bid under our shareholder rights plan if the competing bid satisfies all the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after the bid has started) as the Permitted Bid outstanding (subject to the current statutory minimum shortened deposit period of 35 days from the start of the bid).

Permitted Lock-up Agreement

A person will not become an Acquiring Person when entering into an agreement (a Permitted Lock-Up Agreement) with a Precision shareholder where the Precision shareholder (the Locked-Up Person) agrees to deposit or tender its Precision shares to a take-over bid (the Lock-Up Bid) made by that person, provided the agreement meets certain requirements, including that:

▪	the terms of the agreement are publicly disclosed, and a copy is publicly available
▪	the Locked-Up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transaction where:
▪

the offer price or value of the consideration payable is (A) greater than the price or value of the minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid

▪

if less than 100% of the number of outstanding Precision shares held by independent shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under another take-over bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid, and

▪

if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no break fees or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date will serve as proof of the Rights. Rights will trade together with, and may not be transferred separately from, the Precision shares.

As of Separation Time, separated certificates will serve as proof of the Rights. Rights may be transferred separately from the Precision shares.

Waiver

The Board, acting in good faith, may, before a Flip-In Event occurs, waive the application of our shareholder rights plan to a particular Flip-In Event where the take-over bid is made by a take-over bid circular to all holders of our shares. If the Board exercises its power to waive one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares before the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan for a Flip-In Event that has occurred inadvertently, as long as the Acquiring Person that inadvertently triggered the Flip-In Event reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or another date determined by the Board.

The Board may waive the application of our shareholder rights plan to any other Flip-In Event before it occurs if it has received shareholder approval.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid for which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-In Event, elect to redeem all the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Precision Drilling Corporation 2018 Annual Information Form	23

Exemptions for Investment Advisors, etc.

Investment advisors (for their client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plan, pension plans or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of “beneficial ownership” under our shareholder rights plan) from triggering a Flip-In Event provided that they are not in fact making, either alone, jointly or in concert with any other person, a take-over bid.

Directors’ Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. If there is a take-over bid or a similar proposal, the Board will still have the duty to take action and make recommendations to Precision shareholders that it considers appropriate.

If there is a conflict between this summary and the provisions of the Shareholder Rights Plan Agreement (the Shareholder Rights Plan Agreement) as amended and restated, will govern. You can request a copy by contacting our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel: 403.716.4500

Fax: 403.264.0251

PREFERRED SHARES

The number of preferred shares that may be authorized for issue at any time cannot exceed more than half of the number of issued and outstanding common shares. There are currently no preferred shares issued and outstanding.

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

24	Precision Drilling Corporation 2018 Annual Information Form

MATERIAL DEBT

As at December 31, 2018, we had:

▪	US$500 million (excluding outstanding letters of credit of US$28 million) available under the Senior Credit Facility
▪	US$166 million outstanding under the 2011 offering of 6.50% senior unsecured notes due 2021 (the 2021 Notes)
▪	US$350 million outstanding under the 2016 offering of 7.75% senior unsecured notes due 2023 (the 2023 Notes)
▪	US$351 million outstanding under the 2014 offering of 5.25% senior unsecured notes due 2024 (the 2024 Notes)
▪	US$400 million outstanding under the 2017 offering of 7.125% senior unsecured notes due 2026 (the 2026 Notes)

The following is a summary of the material terms of the Senior Credit Facility, the 2021 Notes, the 2023 Notes, the 2024 Notes and the 2026 Notes. Copies of the Senior Credit Facility and the note indenture governing the 2021 Notes (the 2021 Note Indenture), the note indenture governing the 2023 Notes (the 2023 Note Indenture), the note indenture governing the 2024 Notes (the 2024 Note Indenture) and the note indenture governing the 2026 Notes (the 2026 Notes Indenture) are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Senior Credit Facility

We entered into the Senior Credit Facility with a syndicate of lenders and the Royal Bank of Canada as administrative agent in 2010.

The Senior Credit Facility is an extendible revolving term credit facility that is used for general corporate purposes and is secured by liens on substantially all our present and future assets and the present and future assets of our material U.S. and Canadian subsidiaries (including subsidiaries we have designated material, collectively the Material Subsidiaries, as set out in the Senior Credit Facility). The Senior Credit Facility includes representations and warranties, covenants and events of default that are customary for transactions of this nature, including financial ratio covenants that are tested quarterly or prior to certain distributions or junior debt repayments.

In April 2016, we agreed with our lending group to the following amendments to our Senior Credit Facility:

▪	reduce the Adjusted EBITDA (as defined in the credit agreement) to interest expense coverage ratio of greater than or equal to 2:1 to 1.5:1, reverting to 2.5:1 for periods ending after March 31, 2018
▪	permit second lien debt not to exceed US$400 million subject to certain terms and conditions
▪	amend certain negative covenants to prohibit distributions during the covenant relief period, among other things
▪	add a new covenant with respect to anti-cash hoarding whereby we are only permitted to draw a maximum of US$50 million on the facility if the only purpose is to accumulate cash
▪	add a new covenant that restricts the repurchase and redemption of unsecured debt if our pro-forma liquidity is less than US$500 million during the covenant relief period.

In January 2017, we agreed with our lenders to the following amendments to our Senior Credit Facility:

▪

reduce the Adjusted EBITDA (as defined in the credit agreement) to interest expense coverage ratio to greater than or equal to 1.25:1 for periods ending March 31, June 30 and September 30, 2017. For the periods ending December 31, 2017 and March 31, 2018, the ratio is 1.5:1, and reverting to 2.5:1 thereafter

▪	reduce the size of the facility to US$525 million.

In November 2017, we agreed with our lenders to the following amendments to our Senior Credit Facility:

▪

the Adjusted EBITDA (as defined in the credit agreement) to interest expense coverage ratio to greater than or equal to 1.50:1 for the period ending March 31, 2018. For the periods ending June 30, September 30, December 31, 2018 and March 31, 2019, the ratio is 2.0:1, and reverts to 2.5:1 thereafter

▪	reduce the size of the facility to US$500 million
▪	permit the redemption and repurchase of junior debt subject to a pro forma consolidated senior net leverage covenant ratio of less than or equal to 1.75:1
▪	permit distributions post the covenant relief period subject to a pro forma consolidated senior net leverage covenant ratio of less than or equal to 1.75:1.

In November 2018, we agreed with our lenders to extend the maturity date of the facility by one year to November 21, 2022.

At December 31, 2018, we were in compliance with the covenants of the Senior Credit Facility.

Precision Drilling Corporation 2018 Annual Information Form	25

The table below sets out the key features of the Senior Credit Facility as of March 5, 2019:

Key Features of Senior Credit Facility
Amount

∎  provides senior secured financing of up to US$500 million

∎  includes a provision to increase the credit facility limit by up to an additional US$250 million during the covenant relief period and US$300 million thereafter (subject to certain conditions, including obtaining additional lender commitments)

Term and repayment

∎  matures and to be repaid in full on the earlier of November 21, 2022 and 90 days inside the maturity of any junior debt

∎  provides us the option to request the lenders to extend the term of the facility at their discretion for up to five years from the date of request

Letters of credit

∎  provides for letters of credit (including letters of guarantee) in U.S. or Canadian dollars or other currencies acceptable to the fronting lender up to a total of US$200 million (as a sublimit of the overall commitments)

Interest rates and fees

∎  provides us the option to choose the interest rate on loans denominated in U.S. or Canadian dollars:

–  either a margin over a U.S. base rate or a margin over LIBOR for U.S. dollar loans

–  either a margin over the Canadian prime rate or a margin over the Bankers’ Acceptance rate for Canadian dollar loans. The margins are based on the then applicable ratio of consolidated total debt to covenant EBITDA (as defined in the credit agreement governing our Senior Credit Facility) (margin ratio)

∎  also provides for:

–  a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable margin ratio

–  an issue fee on the outstanding amount of the letters of credit equal to the margin applicable to LIBOR loans and Bankers’ Acceptances (subject to reduction in fees for non-financial letters of credit)

–  a fronting fee to be paid to each fronting lender

Guarantees and security

∎   we and our Material Subsidiaries have pledged substantially all our respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for our obligations (including obligations to cash management providers, operating lenders and swap providers). All Material Subsidiaries have also guaranteed these obligations

∎   if we receive a corporate credit rating of at least BBB- from Standard & Poor’s Rating Services (S&P) and Baa3 from Moody’s, we have the option to require the security to be released (with a corresponding obligation to re-grant security if the rating drops below this threshold after the release). We currently have a corporate credit rating of BB- from S&P, a rating of B2 from Moody’s Investors Service, Inc. (Moody’s) and a rating of B+ from Fitch Ratings.

Certain covenants and events of default

∎   subject to certain exceptions, several covenants restrict our ability and the ability of our Material Subsidiaries to do any of the following, among other things:

–  incur or assume additional debt

–  dispose of assets

–  make or pay dividends, share redemptions, or other distributions if an event of default has occurred

–  change our primary business

–  incur or assume liens on assets

–  enter into mergers, consolidations, or amalgamations

–  enter into speculative swap agreements

–  repay junior debt

∎   also includes customary affirmative covenants and events of default

∎   we must also comply with the following financial covenant ratios, each calculated for the most recent four consecutive fiscal quarters:

–  a maximum consolidated senior debt to adjusted EBITDA ratio of 2.5:1 (the consolidated senior debt to adjusted EBITDA ratio may increase to 3:1 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of our consolidated net tangible assets)

–  a minimum interest coverage ratio of 2.0:1 for the period up to and including March 31, 2019, reverting to 2.5:1 thereafter until the maturity date of the facility

∎   no more than US$250 million in new unsecured debt can be incurred or assumed except where the new unsecured debt is used to refinance existing unsecured debt, or the new unsecured debt is assumed through an acquisition

Operating Facilities

We have a $40 million secured operating facility, a US$15 million secured operating facility, and a US$30 million secured facility for letters of credit. At December 31, 2018, availability of the $40 million operating facility was reduced by outstanding letters of credit of $28 million. Availability of the US$30 million secured facility for letters of credit was reduced by outstanding letters of credit of US$2 million. No amount was drawn on the US$15 million secured operating facility with the full US$15 million remaining available for drawdown. The facilities are primarily secured by charges on substantially all of our present and future property and Material Subsidiaries. Advances under the $40 million operating facility are available at a margin over the banks’ prime Canadian lending rate, United States base rate, LIBOR, or Bankers’ Acceptance rate, or in

26	Precision Drilling Corporation 2018 Annual Information Form

combination, and under the US$15 million facility at the banks’ prime lending rate. Issuance fees at agreed rates are payable on the amounts of any letters of credit outstanding under the $40 million operating facility and the US$30 million letter of credit facility.

Senior Unsecured Notes

In 2018, we completed an optional redemption of US$80 million of the outstanding 2021 Notes and repurchased and cancelled US$3 million of 2021 Notes and US$49 million of 2024 Notes. The senior unsecured notes listed below remain outstanding and are denominated in U.S. dollars (all payments on the notes are made in that currency).

	2021 Notes	2024 Notes	2023 Notes	2026 Notes
	Completed July 29, 2011 Issued under and governed by the 2021 Note Indenture	Completed June 3, 2014 Issued under and governed by the 2024 Note Indenture	Completed November 4, 2016 Issued under and governed by the 2023 Note Indenture	Completed November 22, 2017 Issued under and governed by the 2026 Note Indenture
Trustee	∎ Bank of New York Mellon (U.S. Trustee) ∎ Computershare (Canadian Trustee)	∎ Bank of New York Mellon (U.S. Trustee) ∎ Computershare (Canadian Trustee)	∎ Bank of New York Mellon (U.S. Trustee) ∎ Computershare (Canadian Trustee)	∎ Bank of New York Mellon (U.S. Trustee) ∎ Computershare (Canadian Trustee)
Principal outstanding	∎ US$166 million	∎ US$351 million	∎ US$350 million	∎ US $400 million
Interest	∎ 6.50% ∎ paid in cash semi-annually on June 15 and December 15 to holders of record on June 1 and December 1 ∎ calculated on a 360-day year of 12 30-day months	∎ 5.25% ∎ paid in cash semi-annually on May 15 and November 15 to holders of record on May 1 and November 1 ∎ calculated on a 360-day year of 12 30-day months	∎ 7.75% ∎ paid in cash semi-annually on June 15 and December 15 to holders of record on June 1 and December 1 ∎ calculated on a 360-day year of 12 30-day months	∎ 7.125% ∎ paid in cash semi-annually on January 15 and July 15 to holders of record on January 1 and July 1 ∎ calculated on a 360-day year of 12 30-day months
Maturity date	∎ December 15, 2021	∎ November 15, 2024	∎ December 15, 2023	∎ January 15, 2026
Net proceeds	∎ used to fund our capital expenditure program and for general corporate purposes	∎ used to fund our capital expenditure program and for general corporate purposes	∎ used together with cash on hand to redeem our $200 million 2019 Notes and a portion of our outstanding 2020 Notes and repurchase a portion of our outstanding 2021 Notes	∎ used together with cash on hand to repurchase and redeem the US$372 million outstanding 2020 Notes and repurchase a portion of our outstanding 2021 Notes
Interest payments	∎ began on December 15, 2011 ∎ interest accrues from the most recent date to which interest was paid	∎ began on November 15, 2014 ∎ interest accrues from the most recent date to which interest was paid	∎ began on June 15, 2017 ∎ interest accrues from the most recent date to which interest was paid	∎ began on July 15, 2018 ∎ interest accrues from the most recent date to which interest was paid

Precision Drilling Corporation 2018 Annual Information Form	27

	2021 Notes	2024 Notes	2023 Notes	2026 Notes
Redemption features

Beginning December 15, 2016

∎    in whole or in part at any time before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest

Beginning December 15, 2019

∎    for their principal amount plus accrued interest

Prior to May 15, 2019

∎    in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the May 15, 2019 redemption price plus required interest payments through May 15, 2019 (calculated using a discount rate equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note

Beginning May 15, 2019

∎    in whole or in part at any time before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest

Beginning May 15, 2022

∎    for their principal amount plus accrued interest

Prior to December 15, 2019

∎    Up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to 107.75% of their principal amount plus accrued interest

Prior to December 15, 2019

∎    in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the December 15, 2019 redemption price plus required interest payments through December 15, 2019 (calculated using a discount rate equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note

Beginning December 15, 2019

∎    in whole or in part at any time before December 15, 2021, at redemption prices ranging between 103.875% and 101.938% of their principal amount plus accrued interest

Beginning December 15, 2021

∎    for their principal amount plus accrued interest

Prior to November 15, 2020

∎    Up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to 107.125% of their principal amount plus accrued interest

Prior to November 15, 2020

∎    in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the November 15, 2020 redemption price plus required interest payments through November 15, 2020 (calculated using a discount rate equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note

Beginning November 15, 2020

∎    in whole or in part at any time before November 15, 2022, at redemption prices ranging between 105.344% and 101.781% of their principal amount plus accrued interest

Beginning November 15, 2022

∎    for their principal amount plus accrued interest

Change of control	∎ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	∎ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	∎ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	∎ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase

Subject to certain exceptions, the four note indentures limit our ability and the ability of some of our subsidiaries to do any of the following, among other things:

▪	incur additional indebtedness and issue preferred shares
▪	create liens
▪	make restricted payments, including the payment of dividends
▪	create or permit to exist restrictions on our ability (or the ability of certain subsidiaries) to make certain payments and distributions
▪	engage in amalgamations, mergers or consolidations
▪	make certain dispositions and transfers of assets, and
▪	engage in transactions with affiliates.

The senior notes require that we comply with certain covenants including an incurrence based Consolidated Interest Coverage Ratio test, as defined in the senior note agreements, of 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict our ability to incur additional indebtedness. As at December 31, 2018, our senior notes Consolidated Interest Coverage Ratio was 2.80:1.

28	Precision Drilling Corporation 2018 Annual Information Form

Each of the 2021 Notes, the 2023 Notes, the 2024 Notes and the 2026 Notes are general unsecured obligations and rank senior in right of payment to all our future obligations that are subordinate in right of payment to these notes and equal in right of payment with all our other existing and future obligations.

Our Credit Ratings

Credit ratings affect our ability to obtain short and long-term financing and our ability to engage in certain business activities cost-effectively.

Understanding Credit Ratings
Moody’s Investors Services Inc. (Moody’s) Moody’s credit rating is their opinion of our ability to honour senior unsecured financial obligations and contracts

∎  rating scale from Aaa (highest) to C (lowest quality of securities rated)

∎  Moody’s rating of B is the sixth highest of nine categories and denotes obligations considered speculative and are subject to high credit risk

∎  a modifier of 1, 2 or 3 after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, 2 indicates a mid-range ranking and 3 indicates a ranking in the lower end of the generic rating category

Standard & Poor’s Financial Services LLC (S&P) S&P’s credit rating is a forward-looking opinion about our overall financial capacity (or creditworthiness) to pay our financial obligations

∎  rating scale from AAA to D, which represents the range from highest to lowest quality

∎  a credit rating of BB by S&P is the fifth highest of 10 categories

∎  under the S&P rating system, an obligor with debt securities rated BB is less vulnerable in the near-term than other lower-rated obligors, but faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments

∎  the addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category

Fitch Ratings, Inc. (Fitch)

Fitch’s credit rating is their opinion of our relative ability to meet financial commitments, such as interest, repayment of principal, insurance claims or counterparty obligations

∎  rating scale from AAA (highest) to D (lowest quality of securities rated)

∎  Fitch’s rating of B is the sixth highest of 11 categories and rating of BB is the fifth highest.

∎  Fitch’s rating of BB indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. A rating of B indicates material default risk is present, but a limited margin of safety remains – financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

∎  the additional of a plus (+) or minus (-) designated after the rating indirect the relative standing within a particular rating category

Credit ratings assigned by the rating agencies are not recommendations to buy, hold or sell the debt, and the ratings are not a comment on market price or suitability for a particular investor. There is no assurance that a rating will remain in effect for a given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if it believes circumstances warrant it. Credit ratings by different agencies are independent of one another and should be evaluated separately. We pay customary fees to credit rating agencies.

At March 1, 2019	Moody’s	S&P	Fitch
Corporate credit rating	B2	BB-	B+
Senior Credit Facility rating	Not rated	Not rated	BB+
Senior Unsecured Credit rating (2021 Notes, 2023 Notes, 2024 Notes and 2026 Notes)	B3	BB-	BB-(1)

Note:

(1) Fitch rating only applies to our 2026 Notes.

Precision Drilling Corporation 2018 Annual Information Form	29

RISKS IN OUR BUSINESS

Investing in Precision shares presents risk. Take time to read about the risks described below and other important information in this AIF and our other disclosure documents before making an investment decision. You may also want to seek advice from an expert.

Our enterprise risk management framework operates at the business and functional levels and is designed to identify, evaluate and mitigate risks within each of the risk categories below. It leverages the risk framework in each of our businesses, which includes Precision’s risk policies, guidelines and review mechanisms.

Our businesses routinely encounter and manage risks, some of which may cause our future results to be different, and sometimes materially different than what we presently anticipate. We describe certain important strategic, operational, financial, legal and compliance risks. Our response to developments in those risk areas and our reactions to material future developments will affect our future results.

Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and the exploration and development activities of oil and natural gas exploration companies

We sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high and the opposite is true when commodity prices are relatively low, as is currently the case. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business and in recent years, increased volatility has led to greater uncertainty in the demand for our services.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate, Western Canadian Select, and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets and other factors change, so can the spreads between benchmarks. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market.

Worldwide military, political and economic events, such as conflict in the Middle East, expectations for global economic growth, trade disputes, or initiatives by OPEC and other major petroleum exporting countries, can affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in Canada and elsewhere), levels of consumer demand, the availability and pricing of alternate sources of energy (including renewal energy initiatives), the availability of pipeline capacity and other transportation for oil and natural gas, U.S. and Canadian oil and natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility.

The North American land drilling industry has been in a downturn relative to activity levels experienced prior to 2015, a result of lower commodity prices restricting customer spending and decreasing drilling demand. In 2018, approximately 19,300 wells were started onshore in the U.S., compared to approximately 43,700 in 2014. In 2018, the industry drilled 6,781 wells in western Canada, compared to 10,942 in 2014. According to industry sources, the U.S. average active land drilling rig count was up approximately 18% in 2018, compared to 2017, and the Canadian average active land drilling rig count was down approximately 7% during the same period. However, oil and natural gas prices remained volatile throughout 2018 and could continue at these relatively low levels or lower levels for the foreseeable future. Prices have been negatively affected since late 2014 by a combination of factors, including increased production, the decisions of OPEC and Russia and a strengthening in the U.S. dollar relative to most other currencies. These factors have adversely affected, and could continue to adversely affect, the price of oil and natural gas, which would adversely affect the level of capital spending by our customers and in turn could have a material and adverse effect on our results of operations.

As a result of the continued pressure on commodity prices, many of our customers have reduced spending budgets compared to periods prior to the downturn, and further reductions in commodity prices or prices remaining at current levels for a prolonged period may result in further reductions in capital budgets in the future, which could result in cancelled, delayed or reduced drilling programs by our customers and a corresponding decline in demand for our services. Moreover, the prolonged reduction in oil and natural gas prices has depressed, and may continue to depress, and the availability and pricing of alternative sources of energy and technological advances may depress, the overall level of exploration and production activity, resulting in corresponding decline in the demand for our services. In late 2018 and into 2019, as a result of oil and natural gas

30	Precision Drilling Corporation 2018 Annual Information Form

price volatility and regulatory uncertainty, some of our Canadian customers have delayed announcing their 2019 capital budgets, which has created some uncertainty in the level of demand for our services in Canada.

If a reduction in exploration and development activities, whether resulting from changes in oil and natural gas prices and reductions in capital budgets described above or otherwise, continues or worsens, it could materially and adversely affect us further by:

▪	negatively impacting our revenue, cash flow, profitability and financial condition
▪	restricting our ability to make capital expenditures compared to periods prior to the downturn and our ability to meet future contracted deliveries of new-build rigs
▪	affecting the existing fair market value of our rig fleet, which in turn could trigger a write-down for accounting purposes
▪	our customers negotiating, terminating, or failing to honour their drilling contracts with us
▪	making our Senior Credit Facility financial covenants more difficult to attain, and
▪	negatively impacting our ability to maintain or increase our borrowing capacity, our ability to obtain additional capital to finance our business and our ability to achieve our debt reduction targets.

There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will not decline in the future, and a significant decline in demand could have a material adverse effect on our financial condition.

Additionally, we have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Pipeline constraints in western Canada have an adverse effect on the demand for our services in Canada

In western Canada, delays and/or the inability to obtain necessary regulatory approvals for pipeline projects that would provide additional transportation capacity and access to refinery capacity for our customers has led to downward price pressure on oil and natural gas produced in western Canada, which has depressed, and may continue to depress, the overall exploration and production activity of our customers. Additionally, this regulatory uncertainty in Canada has impacted some of our customers’ ability to obtain financing, which has also depressed overall exploration and production activity. These factors result in a corresponding decline in the demand for our services that could have a material adverse effect on our revenue, cash flow, and profitability.

In December 2018, the Province of Alberta introduced mandatory curtailment on heavy oil production within the Province of Alberta, which has resulted in reduced differentials between WTI pricing and Western Canada Select Pricing; however, with a limited line of sight to new pipeline additions, customer spending in Canada is expected to be down significantly in the first half of the year with the potential for increased activity later in the year.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with many industry participants. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing and rig availability are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor and the particular drilling rig, the offering of ancillary services, the ability to provide drilling equipment that is adaptable to and having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous contract drilling companies in the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. If demand for drilling services is better in a region where we operate, our competitors might respond by moving suitable drilling rigs in from other regions, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our revenue, cash flow and earnings.

Our business results and the strength of our financial position are affected by our ability to strategically manage our capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our revenue, operations and financial condition.

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New capital expenditures in the contract drilling industry expose us to the risk of oversupply of equipment

Periods of high demand often lead to higher capital expenditures on drilling rigs and other oilfield services equipment. The number of newer drilling rigs competing for work in markets where we operate has increased as the industry has added new and upgraded rigs. The industry supply of drilling rigs may exceed actual demand because of the relatively long-life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry-wide capital expenditures could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs has intensified price competition in the past and could continue to do so. This could lead to lower dayrates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it would have an adverse effect on our revenue, cash flow, earnings and asset valuation.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in the Senior Credit Facility, the 2021 Note Indenture, the 2023 Note Indenture, the 2024 Note Indenture, the 2026 Note indenture and other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature, or to fund other liquidity requirements. If we are not able to borrow a sufficient amount or generate enough cash flow from operations to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets or issue equity. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our financial condition and results of operations.

Repaying our debt depends on our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations is carried out through subsidiaries, and some of them are not guarantors of our debt. The assets of the non-guarantor subsidiaries represent approximately 15% of Precision’s consolidated assets. These subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive dividends from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our financial position and results of operations.

Customers’ inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and gas drilling activity. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. In Canada, the Supreme Court of Canada’s 2019 Redwater decision (Orphan Well Association v. Grant Thornton Ltd., which held that abandonment and reclamation obligations of a bankrupt debtor were binding on the debtor’s trustee) may increase the cost of capital for our Canadian customers and could impact the availability for credit for those customers while secured lenders assess the impact of the decision. A reduction in spending by our customers could adversely affect our operating results and financial condition as described further under – “Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and the exploration and development activities of oil and natural gas exploration companies” on page 30.

Our debt facilities contain restrictive covenants

The Senior Credit Facility, the 2021 Note Indenture, the 2023 Note Indenture, the 2024 Note Indenture and the 2026 Note indenture contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities (see Capital Structure – Material Debt – Senior Unsecured Notes on page 27). In the event Consolidated Interest Coverage Ratio (as defined in our four senior note indentures) is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior note indentures restrict our ability to incur additional indebtedness. As at December 31, 2018, our Consolidated Interest Coverage Ratio, as calculated per our senior note indentures, was 2.80:1.

In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility (see Capital Structure – Material Debt on page 25). Events beyond our control could affect our ability to meet these tests in the future. If we breach

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any of the covenants, it could result in a default under the Senior Credit Facility or any of the note indentures. If there is a default under our Senior Credit Facility, the applicable lenders could decide to declare all amounts outstanding under the Senior Credit Facility or any of the note indentures to be due and payable immediately and terminate any commitments to extend further credit. If there is an acceleration by the lenders and the accelerated amounts exceed a specific threshold, the applicable noteholders could decide to declare all amounts outstanding under any of the note indentures to be due and payable immediately.

At December 31, 2018, we were in compliance with the covenants of the Senior Credit Facility.

Uncertainty in Trade Relations

Ratification of the U.S.-Mexico-Canada Agreement (USMCA) deal to replace the North American Free Trade Agreement (NAFTA) may be delayed or prevented in the U.S. House of Representatives following the U.S. mid-term elections. Changes that could have had an impact on the oil and natural gas industry were not included in the USMCA; however, as the final terms and ratification of the USMCA remain uncertain, it is currently unclear how this agreement may affect the U.S., Mexico and Canada and what effects the final terms will have on our operations. In addition, implementation by the U.S. of new legislative or regulatory regimes or tariffs could impose additional costs on us, decrease U.S., Mexico or Canadian demand for our services or otherwise negatively impact us or our customers, which may have a material adverse effect on our business, financial condition and operations.

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business in the Middle East. Our growth plans contemplate establishing operations in other international regions, including countries where the political and economic systems may be less stable than in Canada or the United States.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to, the following:

▪	an uncertain political and economic environment
▪	the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
▪	war, terrorist acts or threats, civil insurrection and geopolitical and other political risks
▪	fluctuations in foreign currency and exchange controls
▪	restrictions on the repatriation of income or capital
▪	increases in duties, taxes and governmental royalties
▪	renegotiation of contracts with governmental entities
▪	changes in laws and policies governing operations of companies
▪	compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries, and
▪	trade restrictions or embargoes imposed by the U.S. or other countries.

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

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While we have developed policies and procedures designed to achieve compliance with applicable international laws, we could be exposed to potential claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

Our and our customer’s operations are subject to numerous environmental laws, regulations and guidelines

Our operations are affected by numerous laws, regulations and guidelines relating to the protection of the environment, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These include those relating to spills, releases and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these apply to our operations and authorize the recovery of damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. In addition, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material.

Major projects which would benefit our customers, such as new pipelines and other facilities, may be inhibited, delayed or stopped by a variety of factors, including inability to obtain regulatory or governmental approvals or public opposition.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Environment regulations could have a significant impact on the energy industry

The subject of energy and the environment has created intense public debate around the world in recent years. Debate is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy. The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment. Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect on us. For example, there is growing concern about the apparent connection between the burning of fossil fuels and climate change. Laws, regulations or treaties concerning climate change or greenhouse gas emissions can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us.

Governments in Canada and the U.S. are also considering more stringent regulation or restriction of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production.

Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain. Hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our operations and financial results.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield services company. A decline in our safety performance could result in lower demand for services, and this could have a material adverse effect on our revenue, cash flow and earnings.

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We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Relying on third-party suppliers has risks

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and internationally. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our revenue, cash flow and earnings.

Acquisitions entail numerous risks and may disrupt our business or distract management

We consider and evaluate acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the acquired business, the ability to properly access and maintain an effective internal control environment over an acquired company to comply with public reporting requirements, potential loss of key employees and customers of the acquired companies, and an increase in our expenses and working capital requirements. Any acquisition could have a material adverse effect on our operating results, financial condition or the price of our securities.

We may incur substantial debt to finance future acquisitions and also may issue equity securities or convertible securities for acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future acquisitions. Acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future acquisitions into our operations, we may not derive the benefits such as operational or administrative synergies we expect from acquisitions, which may result in us committing capital resources and not receiving the expected returns. In addition, we may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer, and we try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., severe hurricane damage and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels and assume increased risk in order to reduce costs associated with higher insurance premiums.

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Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable, so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, on the severity and duration of the winter season.

Global climate change could impact the timing and length of the spring thaw and the period in which the muskeg freezes and thaws and it could impact the severity of winter, which could adversely affect our business and operating results. Furthermore, extreme climate conditions that could result in natural disasters such as flooding or forest fires, may result in delays or cancellation of some of our customer’s operations, which could adversely affect our operating results. We cannot; however, estimate the degree to which climate change and extreme climate conditions could impact our business and operating results.

Our operations are subject to foreign exchange risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar and are mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates can affect our income statement, balance sheet and statement of cash flow.

 Translation into Canadian Dollars

When preparing our consolidated financial statements, we translate the financial statements for foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the period end date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders’ equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

 Transaction exposure

We have long-term debt denominated in U.S. dollars. We have designated our U.S. dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the period end dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. We occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

 We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt (including the Senior Credit Facility, the 2021 Notes, the 2023 Notes, the 2024 Notes and the 2026 Notes), or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our revenue, cash flow and profitability.

 Increasing Interest Rates may increase our cost of borrowing

Both the Bank of Canada and the United States Federal Reserve increased their benchmark interest rates in 2018, and commentary suggests that there may be additional increases in 2019. These rate increases may have an impact on our cost of

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borrowing under our Senior Credit Facility and any debt financing we may negotiate. On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop compelling banks to submit LIBOR rates after 2021. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all the costs are covered by insurance. As a result, under turnkey contracts we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties on turnkey jobs could have a material adverse effect on our financial position and results of operations.

There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

 A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed, or they may challenge the amount of interest expense deducted. If the taxation authorities successfully challenge our classifications or deductions, it could have a material adverse effect on our return to shareholders.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depend partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our operations and financial condition.

Our assessment of goodwill or capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our goodwill balance for impairment at least annually, and our capital assets balance for impairment when certain internal and external factors indicate the need for further analysis. We calculate impairment based on management’s estimates and assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in our industry, and general economic conditions, among other things. Any impairment write-down to goodwill or capital assets would result in a non-cash charge against net earnings, and it could be material.

After recording a goodwill impairment charge for $208 million in the fourth quarter of 2018, we no longer have a goodwill balance.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency reduces its current rating on our debt, or downgrades us, or we experience a negative change in our ratings outlook, it could have an adverse effect on our financing costs and access to liquidity and capital.

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The price of our common shares can fluctuate

Several factors can cause volatility in our share price, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, failure to meet analysts’ expectations, changes in credit ratings, and speculation in the media or investment community about our financial condition or results of operations. General market conditions and Canadian, U.S. or international economic factors and political events unrelated to our performance may also affect the price of our common shares. Investors should therefore not rely on past performance of our common shares to predict the future performance of our common shares or financial results.

Selling additional common shares could affect share value

We may issue additional common shares in the future to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional common shares, except as may be required by applicable stock exchange rules, and shareholders do not have any pre-emptive rights related to share issues (see Capital Structure on page 21).

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield services companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our operations.

Our business is subject to cybersecurity risks

We rely heavily on information technology systems and other digital systems for operating our business.  Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and are increased by the growing complexity of our information technology systems. Cybersecurity attacks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, account takeovers, and other electronic security breaches that could lead to disruptions in our critical systems. Other cyber incidents may occur as a result of natural disasters, telecommunication failure, utility outages, human error, design defects, and unexpected complications with technology upgrades.  Risks associated with these attacks and other incidents include, among other things, loss of intellectual property, reputational harm, leaked information, improper use of our assets, disruption of our and our customers’ business operations and safety procedures, loss or damage to our data delivery systems, unauthorized disclosure of personal information which could result in administrative penalties and increased costs to prevent, respond to or mitigate cybersecurity events. Although we use various procedures and controls to mitigate our exposure to such risk, including cybersecurity risk assessments that are reviewed by our CGNRC, cyber security awareness programs for our employees, continuous monitoring of our information technology systems for threats, and insurance that may cover losses incurred as a result of certain cyber security attacks or incidents, cybersecurity attacks and other incidents are evolving and unpredictable. The occurrence of such an attack or incident could go unnoticed for a period of time. Any such attack or incident could have a material adverse effect on our business, financial condition and results of operations.

Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry we operate in

Activist shareholders could advocate for changes to our corporate governance, operational practices and strategic direction, which could have an adverse effect on our reputation, business and future operations. In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for us to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders,

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such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on our reputation and divert the attention and resources of management and our Board, which could have an adverse effect on our business and operational results. Additionally, shareholder activism could create uncertainty about future strategic direction, resulting in loss of future business opportunities, which could adversely affect our business, future operations, profitability and our ability to attract and retain qualified personnel.

In addition to risks associated with activist shareholders, some institutional investors are placing an increased emphasis on ESG factors when allocating their capital. These investors may be seeking enhanced ESG disclosures or may implement policies that discourage investment in the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments in our industry, it could have an adverse effect on our financing costs and access to liquidity and capital.

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the United States Exchange Act of 1934 (the Exchange Act) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (IFRS), which differs in some respects from U.S. GAAP. We are required to assess our foreign private issuer status under U.S. securities laws annually at the end of the second quarter. If we were to lose our status as a foreign private issuer under U.S. securities laws, we would be required to fully comply with U.S. securities and accounting requirements.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe that we are or will be treated as a passive foreign investment company (PFIC) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences to a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (CFC) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% of the U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the share is not distributed to the person. We are not currently a CFC, but this could change in the future.

Precision Drilling Corporation 2018 Annual Information Form	39

MATERIAL INTERESTS, EXPERTS AND MATERIAL CONTRACTS

MATERIAL INTERESTS

None of our directors, executive officers, or any shareholder who beneficially owns, controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any of their known associates or affiliates, have had a direct or indirect material interest in any transaction affecting us in the three most recently completed financial years or in 2018 to the date of this AIF, or in any proposed transaction that has had or is reasonably expected to have a material effect on Precision.

INTERESTS OF EXPERTS

KPMG LLP (KPMG) are the auditors of Precision. KPMG has confirmed that they are independent from Precision within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Precision under all relevant U.S. professional and regulatory standards.

MATERIAL CONTRACTS

Other than contracts we entered into in the ordinary course of business, we had six material contracts in effect at the end of 2018:

▪	Senior Credit Facility Agreement and amendments thereto
▪	2021 Note Indenture
▪	2023 Note Indenture
▪	2024 Note Indenture
▪	2026 Note Indenture
▪	Shareholder Rights Plan Agreement.

For details of our Senior Credit Facility Agreement and amendments thereto and each of the Note Indentures, see Capital Structure – Material Debt on page 25. For details of our Shareholder Rights Plan Agreement, see Capital Structure – Common Shares – Shareholder Rights Plan on page 22. We filed copies of these contracts on SEDAR and on EDGAR.

40	Precision Drilling Corporation 2018 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not a party to, and our properties are not the subject of, any material legal proceedings. We are also not aware of any potential material legal proceedings. We have not entered into any settlement agreements or been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Precision Drilling Corporation 2018 Annual Information Form	41

GOVERNANCE

BOARD OF DIRECTORS

Our by-laws provide that the Board has full, absolute and exclusive power, control, authority and discretion to manage Precision’s business and affairs, subject to the rights of our shareholders.

Directors are elected at each annual meeting of shareholders for a one-year term or, subject to our constating documents and applicable laws, appointed by the Board to hold office until the next annual meeting.

The table below provides information about each director, including his or her name, place of residence, current position with Precision and principal occupation during the last five years.

Name and Place of Residence	Position Held with Precision	Principal Occupation During the Last Five Years	Director Since
Michael R. Culbert Calgary, Alberta Canada	Director Member, Audit Committee Member, Human Resources and Compensation Committee	Currently a corporate director Previously President and CEO of PETRONAS Energy Canada Ltd., formerly Progress Energy Canada Ltd.	December 2017
William T. Donovan North Palm Beach, Florida United States	Director Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee (chair since May 2012)	Currently a private equity investor and corporate director Previously Chairman of the Board of Rockland Industrial Holdings, LLC from April 2006 until December 2013	December 2008
Brian J. Gibson, ICD.D Mississauga, Ontario Canada	Director Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee

Currently Chief Executive Officer and Chief Investment Officer of TAVANI Relationship Investors Inc., an investment management firm, since August 2015

Previously Senior Vice President, Public Equities and Hedge Funds of AIMCo from December 2008 until his retirement in May 2012

May 2011
Allen R. Hagerman, FCA, ICD.D Millarville, Alberta Canada	Director Member, Audit Committee (chair since May 2012) Member, Human Resources and Compensation Committee	Currently a private investor and corporate director Previously Executive Vice President of Canadian Oil Sands Limited from May 2008 until his retirement in December 2014	December 2006
Steven W. Krablin Spring, Texas United States	Director and Chairman of the Board since May 2017 Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee Member, Human Resources and Compensation Committee

Currently a private investor and corporate director

Previously served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services Inc., an oilfield services company, from March 2009 until the sale of the company in January 2011

May 2015
Susan M. MacKenzie, ICD.D Calgary, Alberta Canada	Director Member, Corporate Governance, Nominating and Risk Committee Member, Human Resources and Compensation Committee

Currently a corporate director

Previously Chief Operating Officer at Oilsands Quest Inc. in 2010 and as Vice President Human Resources and Vice President In Situ Development and Operations at Petro-Canada where she was employed for twelve years

September 2017
Kevin O. Meyers, Ph.D. Anchorage, Alaska United States

Director

Member, Corporate Governance, Nominating and Risk Committee

Member, Human Resources and Compensation Committee (chair since May 2012)

Also attends management committee known as the Safety Council

Currently an independent energy consultant and corporate director

Previously a senior executive of ConocoPhillips for the 10 years prior to his retirement in 2010, most recently as Senior Vice President Exploration and Production, Americas

September 2011

42	Precision Drilling Corporation 2018 Annual Information Form

David W. Williams, Houston, Texas United States	Director Member, Audit Committee Member, Human Resources and Compensation Committee	Currently a corporate director Previously Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until his retirement in January 2018	September 2018
Kevin A. Neveu Houston, Texas United States	President and Chief Executive Officer and Director	Currently President and Chief Executive Officer and a director of Precision	August 2007

Other Important Information About the Directors

No director or executive officer is or has been a director, chief executive officer, or chief financial officer of any company in the last 10 years that during their term or after leaving the role if the triggering event occurred during their term was:

▪	the subject of a cease trade order (or similar order) or
▪	denied access to any exemption under securities legislation (for more than 30 consecutive days).

In addition, except as set out below, no director or executive officer, nor any shareholder holding a sufficient number of Precision shares to materially affect control of Precision, is or has been:

▪	personally, or a director or executive officer of a company in the last 10 years that, during their term or within a year of leaving the role:
▪	became bankrupt
▪	made a proposal under any bankruptcy or insolvency laws
▪	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
▪	had a receiver, receiver manager or trustee appointed to hold its assets
▪	personally:
▪	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
▪	party to a settlement with a Canadian securities regulatory authority, or
▪	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

Kevin A. Neveu served on the board of Bonanza Creek Energy Inc. (Bonanza Creek). On January 4, 2017, Bonanza Creek Energy, Inc. and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu no longer sits on the board of Bonanza Creek.

Steven W. Krablin served on the board of Penn Virginia Corporation (Penn Virginia). On May 12, 2016, Penn Virginia filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Eastern District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer sits on the board of Penn Virginia.

From time to time, directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that may, from time to time, provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair of the Board and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

Precision Drilling Corporation 2018 Annual Information Form	43

AUDIT COMMITTEE

The Audit Committee currently has six members, and all are independent directors:

▪	Allen R. Hagerman (chair), Michael R. Culbert, William T. Donovan, Brian J. Gibson, Steven W. Krablin, David W. Williams

The Audit Committee is a standing committee appointed by the Board to assist it in fulfilling its oversight responsibilities with respect to financial reporting, internal control systems and the external auditors.

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada, the U.S. and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson, Mr. Hagerman and Mr. Krablin are all considered audit committee financial experts under SEC rules. They meet the requirements because of their training and experience.

Relevant Education and Experience

Each Audit Committee member has general business experience and education relevant to performing their responsibilities as a member of the committee:

▪

Allen R. Hagerman (chair) is a private investor and corporate director and has over 30 years of experience in the financial management of companies across the energy and mining industries. He was Executive Vice President, Canadian Oil Sands Limited from May 2008 until December 2014 and was Chief Financial Officer of Canadian Oil Sands Limited from 2003 until 2007. He currently serves on the audit committee of another public company and has prior audit committee experience. Mr. Hagerman received a Bachelor of Commerce from the University of Alberta in 1973. He has a Chartered Professional Accountant designation and an FCA designation from the Institute of Chartered Accountants of Alberta and a Corporate Finance Qualification (CF) from the Canadian Institute of Chartered Accountants. Mr. Hagerman also received an MBA from the Harvard Business School in 1977 and the ICD.D designation from the Institute of Corporate Directors. Mr. Hagerman was appointed to the Audit Committee in May 2007.

▪

Michael R. Culbert is a corporate director and has over 23 years of experience as a senior executive in the energy sector. He is Vice Chairman of PETRONAS Energy Canada Ltd., formerly Progress Energy Canada Ltd. (PECL), a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. He was previously President and CEO of PECL and President of Pacific NorthWest LNG and Vice President of Marketing and Business Development at Encal Energy Ltd. He currently serves on the audit committee of another public company. Mr. Culbert has a Bachelor of Science degree in Business Administration from Emmanuel College. Mr. Culbert was appointed to the Audit Committee in December 2017.

▪

William T. Donovan is a private equity investor, a director of several private companies and currently serves on the audit committee of another public company. He was Chairman of the Board of Rockland Industrial Holdings, LLC of Milwaukee, Wisconsin from April 2006 until December 2013. He was a director of Grey Wolf, Inc. from 1997 until it was acquired by Precision Drilling Trust in December 2008. He was the Chief Executive Officer of Total Logistics, Inc. prior to February 2005, and President and Chief Financial Officer of Christina Companies, Inc. prior to February 1999. Mr. Donovan has a B.Sc. degree (1974) and an MBA (1976) from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.

▪

Brian J. Gibson is currently the Chief Executive Officer and Chief Investment Officer of TAVANI Relationship Investors Inc. and has previously served on the audit committee of several other public companies. He was the Senior Vice President, Public Equities and Hedge Funds of AIMCo from December 2008 until his retirement in May 2012. He served as President of Panoply Capital Asset Management Inc., a private investment firm, from January until December 2008, and was the Senior Vice President, Public Equities of the Ontario Teachers’ Pension Plan from August 1992 until January 2008. He has extensive experience in the analysis of public company financial statements and control standards. Mr. Gibson received a Bachelor of Commerce (Honours) from Laurentian University and an MBA from the University of Toronto and is a Chartered Financial Analyst. He also received the ICD.D designation from the Institute of Corporate Directors. Since 2018, he has served as the Chair of the Corporate Disclosure Policy Committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting standards and disclosures. Mr. Gibson was appointed to the Audit Committee in July 2012.

44	Precision Drilling Corporation 2018 Annual Information Form

▪

David W. Williams is a corporate director and has over 35 years of experience in the offshore drilling industry. He was Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until his retirement in January 2018. Previously, he was Executive Vice President of Diamond Offshore Drilling, Inc. Mr. Williams has served as a member of the Executive Committee and as Chairman of the International Association of Drilling Contractors, and as a board member of the American Petroleum Institute where he was a member of the Executive Committee and served as Chairman of the General Membership Committee from 2012 to 2013. Mr. Williams served as a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. He also serves as a member of the Houston Museum of Natural Science Board of Trustees, as a board member of Spindletop International, and the Board of NOIA. Mr. Williams earned a Bachelor of Business Administration degree in Marketing from Texas A&M University. Mr. Williams was appointed to the Audit Committee in September 2018.

▪

Steven W. Krablin is a private investor and corporate director and has over 30 years of experience as a corporate executive in the energy industry. He current serves on several other public and private audit committees in the energy industry. He was President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc. from March 2009 until the sale of the company in January 2011. He also served as Chief Financial Officer of National Oilwell, Inc. and Enterra Corporation. Mr. Krablin received a BSBA (Accounting major) degree from the University of Arkansas and is a retired certified public accountant (CPA). Mr. Krablin was appointed to the Audit Committee in May 2015.

Pre-Approval Policies and Procedures

Under the committee charter, the Audit Committee recommends the external auditors’ terms of engagement and their fees to the Board for approval. It must also review and pre-approve all permitted non-audit services that will be provided by the auditors, or any of its affiliated entities, to us or any of our affiliates, subject to minimum approval level exceptions under applicable law.

In 2003, the committee implemented specific procedures for pre-approving services to be performed by the external auditors and specified certain services that the auditors are prohibited from performing. Management, together with the external auditors, must prepare a list of the proposed services for the coming year and submit it to the committee for its review and approval. If the list includes services that have not been pre-approved by the committee, the chair of the Audit Committee or other designated member has the authority to pre-approve the services, as long as they are presented to the full committee for ratification at the next scheduled meeting. The Audit Committee receives an update on the status of any pre-approved services at each regularly scheduled meeting.

Since these procedures were implemented, 100% of each of the services provided by the external auditors relating to the fees reported as audit, audit-related, tax and all other fees have been pre-approved by the Audit Committee or a designated member.

See Appendix on page 49, for the full text of our Audit Committee Charter.

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG LLP, our external auditors, in fiscal 2018 and 2017:

Year ended December 31	2018	2017
Audit fees for professional audit services	$1,192,000	$1,551,000
Audit-related fees for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees	173,000	—
Tax fees for tax advisory, tax compliance and tax planning services, including assistance with preparing Canadian federal and provincial income tax returns and international tax advisory services	540,000	247,000
All other fees for products and services other than those disclosed above	—	—
Total	$1,905,000	$1,798,000

Precision Drilling Corporation 2018 Annual Information Form	45

EXECUTIVE OFFICERS

The table below provides information about each executive officer, including his or her name, place of residence, current positions and offices with Precision, and principal occupation during the last five years:

Name and Place of Residence	Current Position with Precision and Positions Held During the Last Five Years
Kevin A. Neveu Houston, Texas, United States	President and Chief Executive Officer since January 2007
Douglas B. Evasiuk Houston, Texas, United States	Senior Vice President, Sales and Marketing – North America since February 2012 Vice President, Sales and Marketing – North America from February 2011 until February 2012
Veronica H. Foley Houston, Texas, United States

Senior Vice President, General Counsel and Corporate Secretary since May 2016

Vice President, Legal and Corporate Secretary from January 2015 to May 2016

Associate General Counsel, Americas, from April 2012 to January 2015

Carey T. Ford Houston, Texas, United States

Senior Vice President and Chief Financial Officer since May 2016

Interim Chief Financial Officer from March 2016 to May 2016

Senior Vice President, Operations Finance from March 2015 to March 2016

Vice President, Finance & Investor Relations from May 2011 to March 2015

Shuja U. Goraya Houston, Texas, United States	Chief Technology Officer since July 2018
Darren J. Ruhr Calgary, Alberta, Canada	Chief Administrative Officer since July 2018 Senior Vice President of Corporate Services from March 2012 to July 2018
Gene C. Stahl Houston, Texas, United States	President, Drilling Operations since 2008 Assumed responsibilities for Precision’s global drilling operations in January 2017

As at December 31, 2018, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 1,995,322 common shares (approximately 0.68% of our issued and outstanding common shares).

46	Precision Drilling Corporation 2018 Annual Information Form

other information

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis of our financial condition and results of operation (MD&A) relating to our consolidated financial statements for the fiscal year ended December 31, 2018, forms part of our 2018 annual report and is incorporated by reference in this AIF. The MD&A appears on pages 1 to 55 of our 2018 annual report.

TRANSFER AGENT AND REGISTRAR

Computershare, located in Calgary, Alberta, is the transfer agent and registrar of our common shares. In the U.S., our co-transfer agent is Computershare Trust Company NA located in Canton, Massachusetts.

ADDITIONAL INFORMATION ABOUT PRECISION

Additional information about Precision is available on our website and on SEDAR. Copies are also available from us free of charge by contacting our Corporate Secretary:

Precision Drilling Corporation 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Email: Phone: Fax:	corporatesecretary@precisiondrilling.com 403.716.4500 403.264.0251

You can find additional information about Precision in the following documents:

▪

our management information circular (including information about director and officer compensation and indebtedness and shares authorized for issuance under Precision’s equity compensation plans) for the most recent annual meeting of shareholders, which was held on May 16, 2018

▪	our 2018 annual report containing our annual consolidated financial statements and MD&A for the year ended December 31, 2018.

Precision Drilling Corporation 2018 Annual Information Form	47

Appendix

Audit Committee Charter

Purpose

The purpose of this document is to establish the terms of reference of the Audit Committee (the “Committee”) of Precision Drilling Corporation (the “Corporation”). The Committee is a permanent committee of the Board of Directors of the Corporation (the “Board” or the “Board of Directors”) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management (“Management”) of the Corporation.

The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to National Instrument 52-110 – Audit Committees, as adopted by the Canadian Securities Administrators and the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended for issuers listed on the New York Stock Exchange (the “NYSE”).

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

▪	the integrity of financial reporting to the shareholders of the Corporation (the “Shareholders”) and to the Corporation’s other stakeholders including investors, customers, suppliers and employees;
▪	the integrity of the accounting and financial reporting process and system of controls, including the internal and external audit processes;
▪	the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;
▪	the external auditor’s qualifications and independence;
▪	the reporting protocol and independence of the internal auditor of the Corporation (“Audit Services”);
▪	the work and performance of the Corporation’s financial management, Audit Services’ function and its external auditor; and
▪

any other matter specifically delegated to the Committee by the Board of Directors or mandated under applicable laws, rules and regulations as well as the listing standards of the Toronto Stock Exchange (the “TSX”) and the NYSE.

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

▪	the integrity of financial reporting to the shareholders of the Corporation (the “Shareholders”) and to the Corporation’s other stakeholders including investors, customers, suppliers and employees;
▪	the integrity of the accounting and financial reporting process and system of controls, including the internal and external audit processes;
▪	the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;
▪	the external auditor’s qualifications and independence;
▪	the reporting protocol and independence of the internal auditor of the Corporation (“Audit Services”);
▪	the work and performance of the Corporation’s financial management, Audit Services’ function and its external auditor;
▪

any other matter specifically delegated to the Committee by the Board of Directors or mandated under applicable laws, rules and regulations as well as the listing standards of the Toronto Stock Exchange (the “TSX”) and the NYSE; and

▪	the Corporation’s compliance with ethical standards adopted by the Corporation.

Committee Responsibilities

The Committee shall:

Annual and Quarterly Financial Statements

▪

review and discuss with Management and the external auditor the annual and interim financial statements of the Corporation and related notes and management’s discussion and analysis and make recommendations to the Board of Directors for their approval;

▪

ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;

48	Precision Drilling Corporation 2018 Annual Information Form

▪

review and oversee the work of the external auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting;

▪	review and discuss with Management and the external auditor, as applicable:
▪	all critical accounting policies and practices to be used in the annual audit;
▪

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

▪

analyses prepared by Management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Corporation and any other opinions sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

▪

any problems, difficulties or differences encountered in the course of the audit work or restrictions on the scope of the external auditor’s activities or on access to requested information and Management’s response thereto;

▪	the effect of regulatory and accounting initiatives on the financial statements of the Corporation and other financial disclosures;
▪	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation; and
▪	the use of any “pro forma” or “adjusted” information not in accordance with IFRS;
▪

discuss with Management and the external auditor any accounting adjustments that were noted or proposed by the external auditor or Audit Services but were not adopted (as immaterial or otherwise), and Management or internal control letters issued, or proposed to be issued by the Corporation’s external auditor and Management’s response to such letters;

▪

review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and is unbiased and non-selective;

▪

upon the Committee’s request, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Corporation’s internal controls; and

▪	cause to be prepared any report required by law, regulations or stock exchange requirements to be included in the Corporation’s annual and quarterly reports.

Other Financial Filings and Public Documents

▪

review and recommend to the Board types of financial information of the Corporation, including any “pro forma”, “adjusted” or non-IFRS financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies). Consideration should be given as to whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with publicly-listed securities. Such review and discussion should occur before public disclosure and may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

Duties Related to Capital Expenditures

▪

review and recommend to the Board of Directors requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels; and

▪	receive and review Authorizations for Expenditures from Management for material capital expenditures on a “Notice of Allocation” basis.

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Internal Control Environment

▪

ensure that Management, in conjunction with the external auditor and Audit Services, provides to the Committee an annual assessment on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls;

▪

in coordination with the Corporate Governance, Nominating and Risk Committee’s oversight of risk, review annually (or as necessary) significant risks or exposures and assess the steps Management has taken to monitor, control, report and mitigate such risks to the Corporation, including the Corporation’s risk assessment and risk management policies such as use of financial derivatives and hedging activities;

▪	review significant findings prepared by the external auditor and Audit Services together with Management’s responses;
▪

review, in consultation with Audit Services and the external auditor, the audit plans of Audit Services and the external auditor and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit efforts to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditor for the strengthening of internal controls shall be reviewed and discussed with Management;

▪	review annually the administrative reporting protocol for the head of Audit Services;
▪	review annually the performance and compensation of Audit Services;
▪	review and approve the annual Audit Services’ internal audit plan and all major changes to the plan, the internal auditing budget and staffing;
▪	review the following issues with Management and the head of Audit Services:
▪	significant findings of the Audit Services group as well as Management’s response to them;
▪	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information; and
▪	compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;
▪	review and annually approve the Audit Services Charter;
▪	approve the appointment, replacement or dismissal of the head of the Audit Services;
▪	direct the head of Audit Services to review any specific areas the Committee deems necessary; and
▪	confirm and assure, annually, the independence of Audit Services and the external auditor.

External Auditor

▪	recommend to the Board of Directors the appointment/reappointment of the external auditor;
▪

review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

▪	review the terms of the external auditor’s engagement letter and recommend to the Board of Directors the compensation to be paid by the Corporation to the external auditor;
▪

review the reasons for any proposed change in the external auditor and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

▪

be directly responsible for the retention of (including termination) and oversight of the work of any auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management or Audit Services and the auditor regarding financial reporting or the application of any accounting principles or practices;

▪	require the external auditor and Audit Services to report directly to the Committee;
▪

provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so, requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor;

▪

approve all auditing services to be provided by the external auditor and non-audit services to be performed for the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated independent members of the Committee the authority to pre-approve non-audit services, provided that any audit or non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee for ratification at its first scheduled meeting following such pre-approval;

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▪	review and approve the disclosure with respect to audit and non-audit services provided by the external auditor;
▪

review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

▪

discuss with the external auditor, without Management being present, (a) the external auditor’s judgment about the quality, integrity and appropriateness of the Corporation’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Corporation’s financial statements;

▪

annually request and review a report from the external auditor regarding (a) the external auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

▪	review and confirm the independence of the external auditor, including all relationships between the external auditor and the Corporation;
▪	evaluate the qualifications and performance of the external auditor;
▪	review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
▪

ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002 and Regulation S-X, and further consider rotation of the external auditor firm itself; and

▪

review the results of the annual external audit, including the auditors’ report to the Shareholders and any other reports prepared by the external auditor and the informal reporting from the external auditor on accounting systems and internal controls, including Management’s response.

Other Review Items

▪

review any legal regulatory or compliance matter, claim or contingency that could have a significant impact on the financial statements of the Corporation, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

▪	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;
▪

establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Corporation’s Code of Business Conduct and Ethics;

▪	review with Management, Audit Services and the external auditor any significant complaints received related to disclosure, financial controls, fraud or other matters; and
▪	oversee Management’s process to ensure its disclosure regarding forward looking information is appropriate and thorough.

Committee Governance

▪	annually establish a set of objectives for the Committee for the respective calendar year, with the status of such objectives to be reviewed and evaluated by the Committee on a quarterly basis;
▪	meet in an in-camera session regularly with the external auditor, the head of Audit Services, members of Management and as a Committee alone;
▪	meet in separate non-Management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate; and
▪	review annually its own performance.

In addition to the foregoing items, the Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

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Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the external auditor.

The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

Committee Structure and Authority

(a) Composition

The Committee shall consist of not less than three directors as determined by the Board of Directors, at least 25 percent of whom must be resident Canadians and all of whom shall qualify as independent directors pursuant to (i) National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) (“NI 52-110”); (ii) Section 303A.02 of the NYSE Listed Company Manual; (iii) Rule 10A-3 under the Exchange Act; and (iv) any additional requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have “accounting or related financial management expertise”. In particular, at least one member shall have: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

▪	an understanding of generally accepted accounting principles and financial statements;
▪	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;
▪

expertise preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

▪	an understanding of internal controls and procedures for financial reporting; and
▪	an understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board of Directors or any other committee of the Board of Directors, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an “affiliated person” (as such term is defined in the Exchange Act and the rules adopted by the U.S. Securities and Exchange Commission thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an audit committee member may receive from the Corporation.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

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(b) Appointment and Replacement of Committee Members

Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Corporation.

The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors or Canadian residency requirements are not met. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office and minimum Canadian residency requirements are met.

Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next annual meeting of the shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.

(c) Quorum

A majority of the Committee with at least 25 percent resident Canadians present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

(d) Review of Charter and Position of the Committee Chair

The Committee shall review and reassess the adequacy of this Charter and the description of the Committee Chair at least annually and otherwise as it deems appropriate, and recommend changes to the Corporate Governance, Nominating and Risk Committee of the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

(e) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(f) Reporting to the Board of Directors

The Committee will report through the Chair of the Committee to the Board of Directors on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(g) Committee Chair Responsibilities

The Board of Directors shall appoint a Chair of the Committee, who is expected to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description — Audit Committee Chair”.

(h) Calling of Meetings

Any member of the Committee, the Chairman of the Board of Directors, the Corporate Secretary of the Corporation or the external auditor of the Corporation may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

(i) Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall be given to the external auditors of the Corporation. A member and the external auditors may in any manner waive notice of a Committee meeting. Attendance of a member at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(j) Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board of Directors, generally not later than the next scheduled meeting of the Board of Directors that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Corporation.

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(k) Attendance of Others at Meetings

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee. The Committee may request any officer or employee of the Corporation, members of Audit Services, the Corporation’s legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with Audit Services and the external auditor.

(l) Outside Experts and Advisors

The Committee may retain, and set and pay the compensation to, any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Corporation’s expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

Approved effective July 31, 2018

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Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Phone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com